                                                                       Exhibit 2

================================================================================
                                                                  CONFORMED COPY
                                      AXA,
                                     Issuer

                                       TO

                             The Bank of New York,
                                    Trustee

                                ----------------

                                   INDENTURE

                         Dated as of December 15, 2000

                                ----------------

                                Debt Securities

================================================================================

                                      AXA

Reconciliation and tie between Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, and Indenture, dated as of December 15, 2000.

Trust Indenture                                                Debt Securities
  Act Section                                                 Indenture Section
---------------                                               -----------------
Section 310 (a)(1) ........................................        6.09
            (a)(2) ........................................        6.09
            (a)(3) ........................................    Not Applicable
            (a)(4) ........................................    Not Applicable
            (b) ...........................................        6.08
                                                                   6.10
            (c) ...........................................    Not Applicable
Section 311 (a) ...........................................        6.13
            (b) ...........................................        6.13
            (c)............................................    Not Applicable
Section 312 (a) ...........................................        7.01
                                                                   7.02(a)
            (b) ...........................................        7.02(b)
            (c)............................................        7.02(c)
Section 313 (a) ...........................................        7.03(a)
            (b) ...........................................        7.03(a)
            (c)............................................     1.06, 7.03(a)
            (d) ...........................................        7.03(b)
Section 314 (a) ...........................................        7.04
            (b) ...........................................    Not Applicable
            (c)(1) ........................................        1.02
            (c)(2) ........................................        1.02
            (c)(3) ........................................    Not Applicable
            (d) ...........................................    Not Applicable
            (e)............................................        1.02
            (f)............................................    Not Applicable
Section 315 (a) ...........................................     6.01, 603
            (b) ...........................................        6.02
            (c) ...........................................     5.04, 6.01
            (d)(1) ........................................     6.01, 6.03
            (d)(2) ........................................     6.01, 6.03
            (d)(3) ........................................        6.03
            (e) ...........................................        5.14
Section 316 (a)(1)(A) .....................................     5.02, 5.12

                                        i

            (a)(l)(B) ......................................        5.13
            (a)(2) .........................................    Not Applicable
            (a)(last sentence) .............................        1.01
            (b) ............................................        5.08
Section 317 (a)(1) .........................................        5.03
            (a)(2) .........................................        5.04
            (b) ............................................       10.03
Section 318 (a) ............................................        1.07

NOTE: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

                                   ARTICLE 1
            DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 1.01. DEFINITIONS ...........................................    1
SECTION 1.02. COMPLIANCE CERTIFICATES AND OPINIONS ..................   11
SECTION 1.03. FORM OF DOCUMENTS DELIVERED TO TRUSTEE ................   12
SECTION 1.04. ACTS OF HOLDERS .......................................   13
SECTION 1.05. NOTICES, ETC. TO TRUSTEE AND COMPANY ..................   16
SECTION 1.06. NOTICE TO HOLDERS; WAIVER .............................   17
SECTION 1.07. CONFLICT WITH TRUST INDENTURE ACT .....................   18
SECTION 1.08. EFFECT OF HEADINGS AND TABLE OF CONTENTS ..............   18
SECTION 1.09. SUCCESSORS AND ASSIGNS ................................   18
SECTION 1.10. SEPARABILITY CLAUSE ...................................   18
SECTION 1.11. BENEFITS OF INDENTURE .................................   18
SECTION 1.12. GOVERNING LAW .........................................   18
SECTION 1.13. SATURDAYS, SUNDAYS AND LEGAL HOLIDAYS .................   19
SECTION 1.14. APPOINTMENT OF AGENT FOR SERVICE ......................   19
SECTION 1.15. CALCULATION AGENT .....................................   20

                                   ARTICLE 2
                              DEBT SECURITY FORMS

SECTION 2.01. FORMS GENERALLY .......................................   20
SECTION 2.02. FORM OF TRUSTEE'S CERTIFICATE OF AUTHENTICATION .......   21

                                   ARTICLE 3
                              THE DEBT SECURITIES

SECTION 3.01. AMOUNT UNLIMITED; ISSUABLE IN SERIES ..................   21
SECTION 3.02. DENOMINATIONS .........................................   25
SECTION 3.03. EXECUTION, AUTHENTICATION, DELIVERY AND DATING ........   25
SECTION 3.04. TEMPORARY DEBT SECURITIES .............................   27
SECTION 3.05. REGISTRATION, REGISTRATION OF TRANSFER AND EXCHANGE ...   28
SECTION 3.06. MUTILATED, DESTROYED, LOST AND STOLEN DEBT SECURITIES .   32
SECTION 3.07. PAYMENT; INTEREST RIGHTS PRESERVED ....................   34
SECTION 3.08. PERSONS DEEMED OWNERS .................................   35
SECTION 3.09. CANCELLATION ..........................................   36
SECTION 3.10. COMPUTATION OF INTEREST ...............................   36
SECTION 3.11. CUSIP NUMBERS .........................................   36
SECTION 3.12. COMPLIANCE WITH CERTAIN LAWS AND REGULATIONS ..........   37

                                      iii

                                   ARTICLE 4
                           SATISFACTION AND DISCHARGE

SECTION 4.01. SATISFACTION AND DISCHARGE OF INDENTURE ...............   37
SECTION 4.02. DEFEASANCE UPON DEPOSIT OF MONEYS, U.S. GOVERNMENT
              OBLIGATIONS OR FOREIGN GOVERNMENT SECURITIES ..........   38
SECTION 4.03. APPLICATION OF TRUST MONEY ............................   40
SECTION 4.04. REPAYMENT TO COMPANY ..................................   41
SECTION 4.05. INDEMNITY FOR U.S. GOVERNMENT OBLIGATIONS AND FOREIGN
              GOVERNMENT SECURITIES .................................   41
SECTION 4.06. REINSTATEMENT .........................................   41
SECTION 4.07. RETURN OF UNCLAIMED MONEY .............................   41

                                   ARTICLE 5
                                    REMEDIES

SECTION 5.01. EVENTS OF DEFAULT .....................................   42
SECTION 5.02. ACCELERATION OF MATURITY; RESCISSION AND ANNULMENT ....   42
SECTION 5.03. DEFAULTS ..............................................   43
SECTION 5.04. COLLECTION OF INDEBTEDNESS AND SUITS FOR ENFORCEMENT
              BY TRUSTEE ............................................   43
SECTION 5.05. TRUSTEE MAY FILE PROOFS OF CLAIM ......................   44
SECTION 5.06. TRUSTEE MAY ENFORCE CLAIMS WITHOUT POSSESSION OF DEBT
              SECURITIES ............................................   45
SECTION 5.07. APPLICATION OF MONEY COLLECTED ........................   45
SECTION 5.08. LIMITATION ON SUITS ...................................   46
SECTION 5.09. UNCONDITIONAL RIGHT OF HOLDERS TO RECEIVE PRINCIPAL,
              PREMIUM AND INTEREST, IF ANY ..........................   47
SECTION 5.10. RESTORATION OF RIGHTS AND REMEDIES ....................   47
SECTION 5.11. RIGHTS AND REMEDIES CUMULATIVE ........................   47
SECTION 5.12. DELAY OR OMISSION NOT WAIVER ..........................   47
SECTION 5.13. CONTROL BY HOLDERS ....................................   48
SECTION 5.14. WAIVER OF PAST DEFAULTS ...............................   48
SECTION 5.15. UNDERTAKING FOR COSTS .................................   49
SECTION 5.16. WAIVER OF USURY, STAY OR EXECUTION LAWS ...............   49

                                   ARTICLE 6
                                  THE TRUSTEE

SECTION 6.01. CERTAIN DUTIES AND RESPONSIBILITIES ...................   49
SECTION 6.02. NOTICE OF DEFAULTS ....................................   50
SECTION 6.03. CERTAIN RIGHTS OF TRUSTEE .............................   50
SECTION 6.04. NOT RESPONSIBLE FOR RECITALS OR ISSUANCE OF DEBT
              SECURITIES ............................................   52

                                       iv

SECTION 6.05. MAY HOLD DEBT SECURITIES ..............................   52
SECTION 6.06. MONEY HELD IN TRUST ...................................   52
SECTION 6.07. COMPENSATION AND REIMBURSEMENT ........................   52
SECTION 6.08. DISQUALIFICATION; CONFLICTING INTERESTS ...............   53
SECTION 6.09. CORPORATE TRUSTEE REQUIRED; ELIGIBILITY ...............   53
SECTION 6.10. RESIGNATION AND REMOVAL; APPOINTMENT OF SUCCESSOR .....   54
SECTION 6.11. ACCEPTANCE OF APPOINTMENT BY SUCCESSOR ................   56
SECTION 6.12. MERGER, CONVERSION, CONSOLIDATION OR SUCCESSION TO
              BUSINESS ..............................................   57
SECTION 6.13. PREFERENTIAL COLLECTION OF CLAIMS .....................   57
SECTION 6.14. APPOINTMENT OF AUTHENTICATING AGENT ...................   57

                                   ARTICLE 7
                HOLDERS LISTS AND REPORTS BY TRUSTEE AND COMPANY

SECTION 7.01. COMPANY TO FURNISH TRUSTEE NAMES AND ADDRESSES OF
              HOLDERS ...............................................   59
SECTION 7.02. PRESERVATION OF INFORMATION; COMMUNICATIONS TO
              HOLDERS ...............................................   60
SECTION 7.03. REPORTS BY TRUSTEE ....................................   60
SECTION 7.04. REPORTS BY COMPANY ....................................   61

                                   ARTICLE 8
                 CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

SECTION 8.01. COMPANY MAY CONSOLIDATE, ETC. ONLY ON CERTAIN TERMS ...   62
SECTION 8.02. SUCCESSOR PERSON SUBSTITUTED ..........................   63
SECTION 8.03. ASSUMPTION OF OBLIGATIONS .............................   63

                                   ARTICLE 9
                            SUPPLEMENTAL INDENTURES

SECTION 9.01. SUPPLEMENTAL INDENTURES WITHOUT CONSENT OF HOLDERS ....   65
SECTION 9.02. SUPPLEMENTAL INDENTURES WITH CONSENT OF HOLDERS .......   66
SECTION 9.03. EXECUTION OF SUPPLEMENTAL INDENTURES ..................   68
SECTION 9.04. EFFECT OF SUPPLEMENTAL INDENTURES .....................   68
SECTION 9.05. CONFORMITY WITH TRUST INDENTURE ACT ...................   68
SECTION 9.06. REFERENCE IN DEBT SECURITIES TO SUPPLEMENTAL
              INDENTURES ............................................   68

                                   ARTICLE 10
                                   COVENANTS

SECTION 10.01. PAYMENT OF PRINCIPAL, PREMIUM, AND INTEREST ..........   68
SECTION 10.02. MAINTENANCE OF OFFICE OR AGENCY ......................   69

                                       v

SECTION 10.03. MONEY FOR PAYMENTS TO BE HELD IN TRUST ...............   70
SECTION 10.04. CORPORATE EXISTENCE ..................................   71
SECTION 10.05. STATEMENT AS TO COMPLIANCE ...........................   71
SECTION 10.06. ORIGINAL ISSUE DISCOUNT ..............................   72
SECTION 10.07. STATEMENT BY OFFICERS AS TO DEFAULT ..................   72

                                   ARTICLE 11
                         REDEMPTION OF DEBT SECURITIES

SECTION 11.01. APPLICABILITY OF ARTICLE .............................   72
SECTION 11.02. ELECTION TO REDEEM; NOTICE TO TRUSTEE ................   72
SECTION 11.03. SELECTION BY TRUSTEE OF DEBT SECURITIES TO BE
               REDEEMED .............................................   72
SECTION 11.04. NOTICE OF REDEMPTION .................................   73
SECTION 11.05. DEPOSIT OF REDEMPTION PRICE ..........................   74
SECTION 11.06. DEBT SECURITIES PAYABLE ON REDEMPTION DATE ...........   74
SECTION 11.07. DEBT SECURITIES REDEEMED IN PART .....................   74

                                   ARTICLE 12
                 SUBORDINATION OF SUBORDINATED DEBT SECURITIES

SECTION 12.01. SUBORDINATED DEBT SECURITIES SUBORDINATE TO CLAIMS
               OF SENIOR CREDITORS ..................................   75
SECTION 12.02. PROVISIONS SOLELY TO DEFINE RELATIVE RIGHTS ..........   77
SECTION 12.03. TRUSTEE TO EFFECTUATE SUBORDINATION ..................   78
SECTION 12.04. NO WAIVER OF SUBORDINATION PROVISIONS ................   78
SECTION 12.05. NOTICE TO TRUSTEE ....................................   78
SECTION 12.06. RELIANCE ON JUDICIAL ORDER OR CERTIFICATE OF
               LIQUIDATING AGENT ....................................   79
SECTION 12.07. TRUSTEE NOT FIDUCIARY FOR SENIOR CREDITORS ...........   79
SECTION 12.08. RIGHTS OF TRUSTEE AS SENIOR CREDITOR; PRESERVATION
               OF TRUSTEE'S RIGHTS ..................................   79
SECTION 12.09. ARTICLE APPLICABLE TO PAYING AGENTS ..................   79
SECTION 12.10. RIGHTS OF THE COMPANY ................................   80

         INDENTURE, dated as of December 15, 2000 between AXA, a SOCIETE ANONYME A DIRECTOIRE ET CONSEIL DE SURVEILLANCE organized under the laws of France (herein called the "COMPANY"), having its registered office at 25, Avenue Matignon, 75008 Paris, France and The Bank of New York, a New York banking corporation, as Trustee (herein called the "TRUSTEE"), having its Corporate Trust Office at 101 Barclay Street, New York, New York 10286.

                            RECITALS OF THE COMPANY

         The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its Debt Securities (herein called the "DEBT SECURITIES"), to be issued in one or more series, represented by one or more Global Securities in registered or bearer form with or without Coupons for payments attached, or represented by definitive Debt Securities in registered or bearer form with or without bearer Coupons for payments attached, the amount and terms of each such series to be determined as hereinafter provided. Debt Securities issued pursuant to this Indenture may include senior ("SENIOR DEBT SECURITIES") or subordinated ("SUBORDINATED DEBT SECURITIES") obligations of the Company.

         All things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.


         NOW, THEREFORE, THIS INDENTURE WITNESSETH:

         For and in consideration of the premises and the purchase of the Debt Securities by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of Debt Securities and holders of Coupons, if any, as follows:

                                   ARTICLE 1

            DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

         SECTION 1.01. DEFINITIONS. For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

         (a) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

         (b) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

         (c) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles and, except as otherwise expressly provided, the term "generally accepted accounting principles", with respect to any computation required or permitted hereunder shall mean such accounting principles as are accepted in the Republic of France;

         (d) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision; and

         (e) unless the context requires, any reference to an "Article" or a "Section" refers to an Article or Section of this Agreement.

         "ACT", when used with respect to any Holder, has the meaning specified in Section 1.04.

         "ADDITIONAL AMOUNTS" shall have the meaning set forth in any supplemental indenture with respect to a series of Debt Securities.

         "ADDITIONAL INTEREST" shall have the meaning set forth in any supplemental indenture with respect to a series of Debt Securities.

         "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "AGENT MEMBER" means a member of, or participant in, any Depository.

         "ARREARS OF INTEREST" shall have the meaning set forth in any supplemental indenture with respect to a series of Debt Securities.

         "AUDITORS" means the Auditors from time to time of the Company or if there shall be joint Auditors of the Company any one or more of such joint Auditors.

         "AUTHENTICATING AGENT" means any Person authorized by the Trustee to act on behalf of the Trustee to authenticate Debt Securities.

         "AUTHORIZED NEWSPAPER" means a newspaper in an official language of the country of publication customarily published at least once a day for at least five days in each calendar week and of general circulation in the place in connection with which the term is used, which will be THE FINANCIAL TIMES of London, if practicable, THE WALL STREET JOURNAL, if practicable, and for so long as any Debt Securities are listed on the Luxembourg Stock Exchange, the LUXEMBURGER WORT, and if it shall be impracticable in the opinion of the Trustee to make any publication of any notice required hereby in any such newspaper, shall mean any publication or other notice in lieu thereof which is made or given with the approval of the Trustee not to be unreasonably withheld.

         "BUSINESS DAY" means, with respect to any Place of Payment, except as may otherwise be provided in the form of Debt Securities of any particular series, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment are authorized or obligated by law or executive order to close.

         "CALCULATION AGENT" means the Person, if any, authorized by the Company to calculate the interest rate or other amounts from time to time in relation to any series of Debt Securities.

         "CLEARSTREAM, LUXEMBOURG" means, Clearstream Banking, SOCIETE ANONYME, or its nominee, or their successor.

         "COMMISSION" means the United States Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

         "COMPANY" means the Person named as the "Company" in the first paragraph of this Indenture until a successor shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Company" shall mean such successor.

         "COMPANY REQUEST" and "COMPANY ORDER" mean, respectively, a written request or order signed in the name of the Company by a member of the Management Board or an Executive Director, and delivered to the Trustee.

         "CORPORATE TRUST OFFICE" means the office of the Trustee in which its corporate trust business is principally administered, located at 101 Barclay Street, Floor 21W, New York, New York 10286.

         The term "CORPORATION" includes corporations, associations, companies (including, without limitation, limited liability companies and joint-stock companies) and business trusts.

         "COUPON" or "COUPONS" means any interest coupon or coupons, as the case may be, appertaining to any Debt Securities. "Debt Securities" has the meaning set forth in the recitals of the Company herein and more particularly means any series of Debt Securities issued, authenticated and delivered under this Indenture.

         "DEBT SECURITY" means one of the Debt Securities.

         "DEBT SECURITY REGISTER" and "DEBT SECURITY REGISTRAR" have the respective meanings specified in Section 3.05.

         "DEFAULT" has the meaning specified in Section 5.03.

         "DEFAULTED INTEREST" has the meaning set forth in Section 3.07(b).

         "DEPOSITORY" means, with respect to Debt Securities of any series issuable or issued in whole or in part in the form of one or more Global Securities, a clearing agency that is designated to act as Depository for such Securities as contemplated by Section 3.01.

         "DISCHARGED" has the meaning specified in Section 4.02.

         "DISCOUNT SECURITY" means any Debt Security which, at any point during the term of such Debt Security, provides for an amount less than the principal amount to be due and payable upon an acceleration of the Maturity thereof pursuant to Section 5.02.

         "DOLLAR", "U.S. DOLLAR" or "$" or any similar reference means the coin or currency of the United States which as at the time of payment is legal tender for the payment of public and private debts.

         "DTC" means The Depository Trust Company or its nominee or their successor.

         "EURO" or [EURO] means the single currency of the participating member states in the Third Stage of European economic and monetary union pursuant to the Treaty establishing the European Community (as amended from time to time). "PARTICIPATING MEMBER STATES" means those member states of the European Union from time to time which adopt a single, shared currency in the Third Stage, as defined and identified in the EMU legislation.

         "EUROCLEAR" means, Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System, or its nominee, or their successor.

         "EVENT OF DEFAULT" has the meaning specified in Section 5.01.

         "EXCHANGE ACT" means the United States Securities Exchange Act of 1934, as amended.

         "EXECUTIVE DIRECTOR" means the chairman of the Management Board (PRESIDENT DU DIRECTOIRE), a general manager (DIRECTEUR GENERAL), or any other individual to whom the chairman or the general manager has delegated his authority.

         "EXPIRATION DATE" has the meaning specified in Section 1.04.

         "FOREIGN CURRENCY" means the euro or any currency issued by the government of a country (or a group of countries or participating member states) other than the United States which as at the time of payment is legal tender for the payment of public and private debts.

         "FOREIGN GOVERNMENT SECURITIES" means with respect to Debt Securities and Coupons, if any, of any series that are denominated in a Foreign Currency, non-callable (i) direct obligations of the participating member state or government that issued such Foreign Currency for the payment of which obligations its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of such participating member state or government, the payment of which obligations is unconditionally guaranteed as a full faith and credit obligation of such participating member state or government (which shall include a depository receipt issued by a bank or trust company as custodian with respect to any such obligations or a specific payment of interest on or principal of any such obligation held by such custodian for the account of the holder of a depositary receipt). For the avoidance of doubt, for all purposes hereof, euro shall be deemed to have been issued by each participating member state from time to time.

         "GLOBAL SECURITY" means (i) with respect to Debt Securities issued in registered form, a global certificate evidencing all or part of a series of Debt Securities, authenticated and delivered to the Holder and registered in the name of the Holder or its nominee and, (ii) with respect to Debt Securities issued in bearer form, a global security in bearer form evidencing all or a part of a series of Debt Securities without Coupons for payments attached, authenticated and delivered to the Holder and payable to bearer for such series or such portion of such series, or any other Holder.

         "HOLDER" means a Person who shall at the time be the bearer of any bearer Debt Security in global or definitive form or in whose name a registered Debt Security in global or definitive form is registered in the Debt Security Register.

         "INDENTURE" means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and shall include the terms and forms of particular series of Debt Securities established pursuant to Section 3.01.

         "INTEREST", when used with respect to a Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity.

         "INTEREST PAYMENT DATE", when used with respect to any Debt Security, means the Stated Maturity of any instalment of interest on such Debt Security.

         "LIQUIDATOR" has the meaning specified in Section 12.06.

         "MANAGEMENT BOARD" means the management board (DIRECTOIRE) of the Company, which board may, to the extent permitted by applicable law, delegate its authority.

         "MANAGEMENT BOARD RESOLUTION" means a copy of a resolution certified by a member of the Management Board of the Company to have been duly adopted by the Management Board and to be in full force and effect on the date of such certification and delivered to the Trustee.

         "MATURITY", when used with respect to any Debt Security, means the date, if any, on which the principal of such Debt Security becomes due and payable as therein or herein provided, whether by call for redemption, winding-up of the Company or otherwise.

         "OFFICER'S CERTIFICATE" means a certificate signed by a Member of the Management Board or any person duly appointed in a Management Board

Resolution, in each case delivered to the Trustee. The officer signing an Officer's Certificate given pursuant to Section 10.05 shall be the principal executive, financial or accounting officer of the Company.

         "OPINION OF COUNSEL" means a written opinion of legal advisors, who may be legal advisors for, or an employee of, the Company or other legal advisors.

         "OUTSTANDING", when used with respect to Debt Securities or any series of Debt Securities means, as of the date of determination, all Debt Securities or all Debt Securities of such series, as the case may be, theretofore authenticated and delivered under this Indenture, EXCEPT:

               (i) Debt Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

               (ii) Debt Securities, or portions thereof, for whose payment or redemption money, U.S. Government Obligations or Foreign Government Securities in the necessary amount have been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Debt Securities (which shall include for the avoidance of doubt Debt Securities as to which defeasance has been effected pursuant to Section 4.01 and 4.02(a)); PROVIDED, that, if such Debt Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor reasonably satisfactory to the Trustee has been made; and

               (iii) Debt Securities which have been paid pursuant to Section
         11.06 or in exchange for or in lieu of which other Debt Securities have been authenticated and delivered pursuant to this Indenture, other than any such Debt Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Debt Securities are held by a bona fide purchaser in whose hands such Debt Securities are valid obligations of the Company;

PROVIDED, HOWEVER, that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder, (i) the principal amount of a Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof pursuant to Section 5.02, (ii) the principal amount of a Debt Security denominated in a Foreign Currency shall be the U.S. Dollar equivalent, determined in the manner provided as contemplated by Section 3.01 on the date of original issuance of such Debt Security, of the principal amount (or, in the case of a Discount Security, the U.S. dollar equivalent on the date of original issuance of such Debt Security of the amount determined as provided in (i) above) of such Debt Security unless the series of Debt Securities denominated in a Foreign Currency must give such request, demand, authorization, direction, notice, consent or waiver hereunder separately as a class or together with other series of Debt Securities in each case denominated in the same Foreign Currency, in which case this clause (ii) shall not be applicable, (iii) if the principal amount payable at Stated Maturity of any Debt Security is not determinable upon original issuance, the principal amount of such Debt Security that shall be deemed to be Outstanding shall be the amount as specified or determined as contemplated by
Section 3.01, and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any Affiliate (other than an asset management Affiliate holding Debt Securities on behalf of unrelated third parties) of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Debt Securities which a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded. Debt Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Debt Securities and that the pledgee is not the Company or any other obligor upon the Debt Securities or any Affiliate (other than an asset management Affiliate holding Debt Securities on behalf of unrelated third parties) of the Company or of such other obligor.

         "PAYING AGENT" means the Trustee or any other Person (which may include the Company) authorized by the Company to pay the principal of (and premium, if any) or interest, if any on any Debt Securities on behalf of the Company.

         "PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

         "PLACE OF PAYMENT", when used with respect to the Debt Securities of any series, means the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities of that series are payable as specified pursuant to Section 3.01 or, if not so specified, as specified in
Section 10.02.

         "PREDECESSOR SECURITY" of any particular Debt Security means every previous Debt Security evidencing all or a portion of the same debt as that evidenced by such particular Debt Security; and, for the purposes of this definition, any Debt Security authenticated and delivered under Section 3.06 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Debt Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Debt Security.

         "REDEMPTION DATE", when used with respect to any Debt Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

         "REDEMPTION PRICE", when used with respect to any Debt Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

         "REGULAR RECORD DATE" for any interest payable on any Interest Payment Date on registered Debt Securities of any series means the date specified for the purpose pursuant to Section 3.01.

         "RESPONSIBLE OFFICER", when used with respect to the Trustee, means any officer of the Trustee assigned to or working in the corporate trust department of the Trustee or, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject.

         "SENIOR CREDITORS" means creditors of the Company who are unsubordinated creditors of the Company.

         "SENIOR DEBT SECURITIES" has the meaning set forth in the recitals of the Company herein and more particularly means any series of Senior Debt Securities issued, authenticated and delivered pursuant to this Indenture as created in accordance with Section 3.01.

         "SENIOR DEBT SECURITY" means one of the Senior Debt Securities.

         "SPECIAL RECORD DATE" has the meaning set forth in Section 3.07(b).

         "STATED MATURITY", when used with respect to any Debt Security or any instalment of principal thereof or interest thereon, means the date, if any, specified in, or determined in accordance with the terms of, such Debt Security or in the relevant Coupon, if any, appertaining thereto as the fixed date on which the principal of such Debt Security or such instalment of principal or interest is due and payable.

         "SUBORDINATED DEBT SECURITIES" has the meaning set forth in the recitals of the Company herein and more particularly means any series of Subordinated Debt Securities issued, authenticated and delivered pursuant to this Indenture as created in accordance with Section 3.01.

         "SUBORDINATED DEBT SECURITY" means one of the Subordinated Debt Securities.

         "SUBSIDIARY" has the meaning attributed to it in Article 233-1 of the French Commercial Code as in force at the date as of which this instrument was executed.

         "SUCCESSOR ENTITY" has the meaning specified in Section 8.03.

         "SUCCESSOR PERSON" has the meaning specified in Section 8.01.

         "TAXING JURISDICTION" means (a) with respect to the Company, the Republic of France, (b) in the event of a consolidation, amalgamation, merger or other transaction in accordance with Section 8.01, the jurisdiction of incorporation of any Successor Person or (c) in the event of the assumption of the obligations under any series of Debt Securities by a Successor Entity in accordance with Section 8.03 or any subsequent consolidation, amalgamation, merger or other transaction by or with such a Successor Entity in accordance with Section 8.01, the jurisdiction in which such Successor Entity or such Successor Person is organized or is tax resident, including in the case of clauses (a), (b) and (c), any political subdivision or authority thereof or therein having the power to tax. "Trustee" means the Person named as the

         "TRUSTEE" in the first paragraph of this instrument until a successor trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean the Person who is then the Trustee hereunder, and if at any time there is more than one such Person, "Trustee" shall mean and include each such Person; and "Trustee" as used with respect to the Debt Securities of any series shall mean the Trustee with respect to the Debt Securities of such series.

         "TRUST INDENTURE ACT" means the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, as in force at the date as of which this instrument was executed, except as provided in Section 9.05.

         "UNITED STATES" and "U.S." mean the United States of America (including the States and the District of Columbia) and, except in the case of Sections
6.09 and 6.14, its territories and possessions.

         "U.S. GOVERNMENT OBLIGATIONS" means noncallable and nonredeemable (i) direct obligations of the United States for which its full faith and credit are pledged and/or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or with respect to a specific payment of principal of or interest on any such U.S. Government Obligation, which depository receipt is held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

         "U.S. PERSON" means a person who is a citizen, or is treated as a resident for U.S. tax purposes, of the United States, any corporation, partnership or other entity organized under the laws of the United States or any political subdivision thereof or an estate or trust the income of which is subject to United States income taxation, regardless of its source.

         "U.S. SECURITIES ACT" means, the United States Securities Act of 1933, as amended.

         "U.S. SECURITIES EXCHANGE ACT" means, the United States Securities Exchange Act of 1934, as amended.

         "VICE PRESIDENT", when used with respect to the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president".

         "VOTING STOCK" means stock or other interests of any class or classes, however designated, having ordinary voting power for the election of a majority of the board of directors of a corporation, other than stock or other interests having such power only by reason of the happening of a contingency.

         SECTION 1.02. COMPLIANCE CERTIFICATES AND OPINIONS. Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee such certificates or opinions as may be required under the Trust Indenture Act. Each such certificate or opinion shall be given in the form of an Officer's Certificate, if to be given by the Company, stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with or, if to be given by counsel, an Opinion of Counsel stating that in the opinion of the legal advisor rendering such opinion all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

         Unless otherwise specified with respect to any certificate or opinion provided for in this Indenture and other than annual certificates provided pursuant to Section 10.05, every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

         (a) a statement that each Person signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

         (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

         (c) a statement that, in the opinion of each such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

         (d) a statement as to whether, in the opinion of each such Person, such condition or covenant has been complied with.

         SECTION 1.03. FORM OF DOCUMENTS DELIVERED TO TRUSTEE. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

         Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, legal advisors, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of, or representations by, legal advisors may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such legal advisors know, or in the exercise of reasonable care should know, that the certificate or opinion or representation with respect to such matters is erroneous.

         Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

         SECTION 1.04. ACTS OF HOLDERS. (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, when it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "ACT" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 6.01) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

         (b) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. When such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

         (c) Except as may otherwise be provided in any supplemental indenture, if the Company shall solicit from the Holders of Debt Securities of any series any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may, at its option, by Officer's Certificate, fix in advance a record date for purposes of determining the identity of Holders of registered Debt Securities entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Company shall have no obligation to do so. Any such record date shall be fixed at the Company's discretion and the Company may not set a record date for, and the provisions of this clause shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph. If such a record date is fixed by the Company, such request, demand, authorization, direction, notice, consent and waiver or other Act may be sought or given before or after the record date, but only the Holders of Outstanding Debt Securities of record at the close of business on such record date shall be deemed to be Holders of Debt Securities for the purpose of determining whether Holders of the requisite proportion of Debt Securities of such series Outstanding have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Debt Securities of such series Outstanding shall be computed as of such record date; PROVIDED that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders, or duly designated proxies, of the requisite principal amount of Outstanding Debt Securities of such series on such record date. Nothing in this paragraph shall be construed to prevent the Company from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders, or their duly designated proxies, of the requisite principal amount of Outstanding Debt Securities of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action to be given or taken by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder of Debt Securities of the relevant series in the manner set forth in
Section 1.06.

         The Trustee may set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to join in the giving or making of (i) any declaration of acceleration referred to in Section 5.02, (ii) any request to institute proceedings referred to in
Section 5.08 or (iii) any direction referred to in Section 5.13, in each case with respect to Debt Securities of such series. If any record date is set pursuant to this paragraph, the Holders of Outstanding Debt Securities of such series on such record date, or their duly designated proxies, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; PROVIDED that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders, or their duly designated proxies, of the requisite principal amount of Outstanding Debt Securities of such series on such record date. Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders, or their duly designated proxies, of the requisite principal amount of Outstanding Debt Securities of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the expense of the Company, shall cause notice of such record date, the proposed action to be given or taken by Holders and the applicable Expiration Date to be given to the Company in writing and to each Holder of Debt Securities of the relevant series in the manner set forth in Section 1.06.

         With respect to any record date set pursuant to this Section, the party hereto which sets such record date may designate any day as the "EXPIRATION DATE" and from time to time may change the Expiration Date to any earlier or later day; PROVIDED that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party or parties hereto in writing, and to each Holder of Debt Securities of the relevant series in the manner set forth in Section 1.06, on or prior to the existing Expiration Date. Notwithstanding the foregoing, no Expiration Date shall be later than the 180th day after the applicable record date and, if an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party or parties hereto which set such record date shall be deemed to have designated the 180th day after such record date as the Expiration Date with respect thereto.

         Without limiting the foregoing, a Holder of Outstanding Debt Securities entitled hereunder to take any action hereunder with regard to any particular Debt Security may do so with regard to all or any part of the principal amount of such Debt Security or by one or more duly designated proxies each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

         (d) The ownership of registered Debt Securities shall be proved by the Debt Security Register.

         (e) The ownership of a bearer Debt Security or Coupon, and the principal amount and serial number of such Debt Security or Coupon and the date of holding the same, may be proved by the production of such Debt Security or Coupon or by a certificate executed by any trust company, bank, banker or securities dealer satisfactory to the Trustee if such certificate shall be deemed by the Trustee to be satisfactory. Each such certificate shall be dated and shall state that on the date thereof a bearer Debt Security or Coupon of a particular series of a specified principal amount and bearing a specified serial number was deposited with or exhibited to such trust company, bank, banker or securities dealer by the Person named in such certificate. Any such certificate may be issued in respect of one or more Debt Securities or Coupons specified therein. The holding by the Person named in any such certificate of any Debt Security or Coupons specified therein shall be presumed to continue for a period of one year from the date of such certificate unless at the time of any determination of such holding (i) another certificate bearing the same or a later date issued in respect of the same Debt Security or Coupon shall be produced, or (ii) the Debt Security or Coupon specified in such certificate shall be produced by some other Person, or (iii) the Debt Security or Coupon specified in such certificate shall have ceased to be Outstanding.

         (f) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Debt Security (or part of the principal amount of such Debt Security, if applicable) shall bind every future Holder of the same Debt Security (or such part of the principal amount of such Debt Security, if applicable) and the Holder of every Debt Security (or such part of the principal amount of such Debt Security, if applicable) issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of any thing done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Debt Security (or such part of the principal amount of such Debt Security, if applicable) or such other Debt Security (or such part of the principal amount of such Debt Security, if applicable).

         SECTION 1.05. NOTICES, ETC. TO TRUSTEE AND COMPANY. Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

         (a) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if made, given, furnished or filed in writing (which may be via facsimile) to the Trustee at its Corporate Trust Office, or

         (b) the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, addressed to the Company at the address of its principal office specified in the first paragraph of this Indenture or any supplemental indenture (unless another address has been previously furnished in writing to the Trustee by the Company, in which case at the last such address) marked "Attention: General Counsel".

         SECTION 1.06. NOTICE TO HOLDERS; WAIVER. When this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) (a) with respect to Global Securities in bearer form, if in writing and delivered or mailed and received, first-class postage prepaid, to the Holder affected by such event, at the address previously furnished in writing by the Holder to the Trustee and the Company, (b) if Outstanding definitive Debt Securities are affected by such event, at the option of the Company, either (x) published at least once in an Authorized Newspaper in London and the Borough of Manhattan, The City of New York or (y) if given in writing and mailed, first-class postage prepaid, to each Holder of a registered Debt Security affected by such event in the manner at the address appearing in the Debt Security Register not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice, and (c) if Outstanding registered Debt Securities (whether in global or definitive form) are affected, if given in writing and mailed, first-class postage prepaid, to each Holder of a registered Debt Security affected by such event in the manner at the address appearing in the Debt Security Register not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice. The Company agrees that, in the event that Debt Securities are listed on any stock exchange, notice shall also be given in accordance with the rules of such stock exchange.

         Any notice published pursuant to clause 1.06(b) of the preceding paragraph shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first publication. If publication is not practicable, notice will be valid if given in such other manner, and shall be deemed to have been given on such date, as the Company shall determine.

         In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice to Holders of Debt Securities in the manner specified above, then notice shall be valid if given in such other manner, and shall be deemed to have been given on such date, as the Company shall determine. When notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

         Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

         SECTION 1.07. CONFLICT WITH TRUST INDENTURE ACT. If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in this Indenture by any of the provisions of the Trust Indenture Act, such required provision shall control. If at any future time any provision required to be included herein by the Trust Indenture Act as in force at the date as of which this Indenture was executed or any limitation imposed by the Trust Indenture Act at such date on any provision otherwise included herein would not be so required or imposed (in whole or in part) if this Indenture were executed at such future time, the Company and the Trustee may enter into one or more indentures supplemental hereto pursuant to Section 9.01 to change or eliminate (in whole or in part) such provision or limitation of this Indenture in conformity with the requirements of the Trust Indenture Act as then in force.

         SECTION 1.08. EFFECT OF HEADINGS AND TABLE OF CONTENTS. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

         SECTION 1.09. SUCCESSORS AND ASSIGNS. All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

         SECTION 1.10. SEPARABILITY CLAUSE. In case any provision in this Indenture or in the Debt Securities or the Coupons shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         SECTION 1.11. BENEFITS OF INDENTURE. Nothing in this Indenture or in the Debt Securities or the Coupons, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, and the Holders of Debt Securities or the holders of Coupons, any benefit or any legal or equitable right, remedy or claim under this Indenture.

         SECTION 1.12. GOVERNING LAW. Unless otherwise stated in any supplemental indenture with respect to a particular series of Debt Securities, this Indenture and the Debt Securities and the Coupons shall be governed by and construed in accordance with the laws of the State of New York, except as stated in Section 2.01 and except for Section 12.01, which shall be governed by and construed in accordance with the laws of the Republic of France (provided, however, that any obligations, privileges, protections, rights and immunities of the

Trustee under Section 12.01 shall be governed by and construed in accordance with the laws of the State of New York).

         SECTION 1.13. SATURDAYS, SUNDAYS AND LEGAL HOLIDAYS. Except as otherwise provided as contemplated by Section 3.01 with respect to any series of Debt Securities, the terms of the Debt Securities (and Coupons, if any) shall provide that, in any case where any Interest Payment Date, Redemption Date, Maturity or Stated Maturity of a Debt Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or the Debt Securities or Coupons other than a provision in the Debt Securities or Coupons that specifically states that such provision shall apply in lieu of this Section) payments of interest, if any (and premium, if any) or principal need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment (or such other Business Day as shall be provided in such Debt Security or Coupon) with the same force and effect as if made on such Interest Payment Date, Redemption Date, Maturity or Stated Maturity, PROVIDED that no interest shall accrue on such payment for the period from and after such Interest Payment Date, Redemption Date, Maturity or Stated Maturity, as the case may be.

         SECTION 1.14. APPOINTMENT OF AGENT FOR SERVICE. By the execution and delivery of this Indenture, the Company hereby designates and appoints General Counsel, AXA Financial, Inc., 1290 Avenue of the Americas, New York, NY 10104, as its authorized agent upon which process may be served in any suit or proceeding in any Federal or State court in the Borough of Manhattan, The City of New York arising out of or relating to the Debt Securities, the Coupons or this Indenture, but for that purpose only, and agrees that service of process upon said agent shall be deemed in every respect effective service of process upon it in any such suit or proceeding in any Federal or State court in the Borough of Manhattan, The City of New York. Such appointment shall be irrevocable so long as any of the Debt Securities remain Outstanding until the appointment of a successor by the Company and such successor's acceptance of such appointment. Upon such acceptance, the Company shall notify the Trustee of the name and address of such successor. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of said agent in full force and effect so long as any of the Debt Securities shall be Outstanding. The Trustee shall not be obligated and shall have no responsibility with respect to any failure by the Company to take any such action. The Company hereby submits (for the purposes of any such suit or proceeding) to the jurisdiction of any such Federal or State court in the Borough of Manhattan, The City of New York, in which any such suit or proceeding is so instituted, and waives, to the extent it may effectively do so, any objection it may have now or hereafter to the laying of the venue of any such suit or proceeding.

         SECTION 1.15. CALCULATION AGENT. If the Company appoints a Calculation Agent pursuant to Section 3.01 with respect to any series of Debt Securities, any determination of the interest rate on, or other amounts in relation to, such series of Debt Securities in accordance with the terms of such series of Debt Securities by such Calculation Agent shall (in the absence of manifest error, bad faith or willful misconduct) be binding on the Company, the Trustee and all Holders and (in the absence of manifest error, bad faith or willful misconduct) no liability to the Holders shall attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions.

                                   ARTICLE 2
                              DEBT SECURITY FORMS

         SECTION 2.01. FORMS GENERALLY. The Debt Securities of each series and the Coupons, if any, to be attached thereto shall be in such forms as shall be established by or pursuant to action of the Management Board, or in one or more indentures supplemental hereto, pursuant to Section 9.01, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with any applicable law or rule or regulation made pursuant thereto or with the rules of any securities exchange or Depository therefor, or as may, consistently herewith, be determined by the officers executing such Debt Securities and Coupons, if any, all as evidenced by any such execution; PROVIDED, however, that unless otherwise provided in the applicable supplemental indenture with respect to any series of Subordinated Debt Securities, any Subordinated Debt Securities and any Coupons attached thereto (to the extent such Coupons rank equally with the underlying Subordinated Debt Security) shall have endorsed thereon a statement in the following form or in substantially the following form:

         "The rights of the holder of the Subordinated Debt Security/Coupon are, to the extent and in the manner set forth in Section 12.01 of the Indenture, subordinated to the claims of other creditors of the Company, and this Subordinated Debt Security/Coupon is issued subject to the provisions of that Section 12.01, and the holder of this Subordinated Debt Security/ Coupon, by accepting the same, agrees to and shall be bound by such provisions. The provisions of Section 12.01 of the Indenture and the terms of this paragraph are governed by, and shall be construed in accordance with, the laws of The Republic of France."

         The Trustee's certificates of authentication shall be in substantially the form set forth in Section 2.02 or Section 6.14.

         The definitive Debt Securities and Coupons shall be printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner (or as may be required by any securities exchange on which the Debt Securities may be listed), all as determined by the officers executing such Debt Securities, as evidenced by their execution thereof.

         SECTION 2.02. FORM OF TRUSTEE'S CERTIFICATE OF AUTHENTICATION. The Trustee's certificate of authentication shall be in substantially the following form:

                          CERTIFICATE OF AUTHENTICATION

         This is one of the Debt Securities of the series designated herein referred to in the within-mentioned Indenture.

                                       The Bank of New York,
                                           as Trustee

                                       By:
                                          -------------------------------------
                                           Authorized Signatory

                                       Dated:
                                             ----------------------------------

                                   ARTICLE 3
                              THE DEBT SECURITIES

         SECTION 3.01. AMOUNT UNLIMITED; ISSUABLE IN SERIES. The aggregate principal amount of Debt Securities which may be authenticated and delivered under this Indenture is unlimited. The Debt Securities may be issued in one or more series.

         There shall be established by or pursuant to action of the Management Board (or an Executive Director to whom the Management Board has delegated its powers) to which the ordinary general meeting of shareholders of the Company has delegated its authority or pursuant to other appropriate corporate action or as determined in an Officer's Certificate or established in one or more indentures supplemental hereto, prior to the initial issuance of Debt Securities of any series,

         (a) the title of the Debt Securities of the series (which shall distinguish the Debt Securities of the series from all other Debt Securities);

         (b) any limit upon the aggregate principal amount of the Debt Securities of the series which may be authenticated and delivered under this Indenture (except for Debt Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Debt Securities of the series pursuant to Section 3.04, 3.05, 3.06, 9.06 or 11.07 and except for any Debt Securities which, pursuant to Section 3.03, are deemed never to have been authenticated and delivered hereunder) and whether the Company has the option to issue additional Debt Securities of the same series subsequent to such initial issuance;

         (c) the date or dates, if any, on which the principal of (and premium, if any, on) the Debt Securities of the series is payable;

         (d) (i) the rate or rates, if any, at which the Debt Securities of the series shall accrue interest or the manner of calculation of such rate or rates, if any; (ii) the issue date with respect to Debt Securities in bearer form;
(iii) the date or dates from which such interest shall accrue; (iv) the Interest Payment Dates on which such interest shall be payable or the manner of determination of such Interest Payment Dates, if other than as specified in
Section 3.07; and (v) in the case of registered Debt Securities, the Regular Record Date for the interest payable on any Interest Payment Date and any dates required to be established pursuant to Section 7.01, which dates shall not be more than six months apart;

         (e) whether any premium, upon redemption or otherwise, shall be payable by the Company on Debt Securities of the series;

         (f) whether such Debt Securities of the series are Senior Debt Securities or Subordinated Debt Securities, and if such Debt Securities of the series are Subordinated Debt Securities whether and to what effect they will be subject to the provisions of Article 12;

         (g) whether the Debt Securities of the series are to be issued as Discount Securities and the amount of the discount at which such Discount Securities may be issued;

         (h) provisions, if any, for the discharge and defeasance of Debt Securities of the series other than as provided herein;

         (i) any condition to which payment of any principal of (or premium, if any) or interest on Debt Securities of the series will be subject and whether the Company may (and under what circumstances) defer the payment of interest on Debt Securities of the series;

         (j) the place or places where the principal of (and premium, if any) and any interest on Debt Securities of the series shall be payable, and the Paying Agent or Paying Agents who shall be authorized to pay principal of (and premium, if any) and interest on Debt Securities of such series, at least one of which Paying Agents, with respect to any securities denominated in U.S. dollars, shall have an office or agency in the Borough of Manhattan, The City of New York;

         (k) whether such series of Debt Securities are to be redeemable, in whole or in part, at the Company's option and, if so redeemable, the period or periods within which, the price or prices at which and the terms and conditions upon which, Debt Securities of the series may be redeemed;

         (l) the obligation, if any, of the Company to redeem or purchase Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which Debt Securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

         (m) the denominations in which Debt Securities of the series in each applicable form shall be issuable and any provisions relating to redenomination of Debt Securities;

         (n) if other than the principal amount thereof, the portion, or the manner of calculation of such portion, of the principal amount of Debt Securities of the series which shall be payable upon a declaration of acceleration or acceleration of the Maturity thereof pursuant to Section 5.02, upon redemption of Debt Securities of any series which are redeemable before their Stated Maturity, or which the Trustee shall be entitled to file and prove a claim pursuant to Section 5.05;

         (o) if Additional Amounts will be payable by the Company;

         (p) whether the Debt Securities of any series will be issued in registered form or in bearer form or both and, if bearer securities will be issued, whether or not the Debt Securities will be issued with Coupons attached, the date or dates thereof, whether a Global Security will initially be executed and delivered, whether registered Debt Securities of the series may be exchanged, if permitted under applicable law and regulations, for bearer Debt Securities of the series and VICE VERSA, and the circumstances under which any such exchanges, if permitted, may be made and whether any such restrictions will be applicable to the offer, sale or delivery of bearer or registered Debt Securities;

         (q) if other than Dollars, provisions, if any, for the Debt Securities of the series to be denominated, and payments thereon to be made, in Foreign Currencies and specifying the manner and place of payment thereon and any other terms with respect thereto and, if other than as provided herein, the manner of determining the equivalent thereof in Dollars for purposes of the definition of "Outstanding" in Section 1.01;

         (r) if other than the coin or currency in which the Debt Securities of that series are denominated, the coin or currency in which payment of the principal of (and premium, if any) or interest, if any, on the Debt Securities of such series shall be payable;

         (s) if the principal of (and premium, if any) or interest, if any, on the Debt Securities of such series are to be payable, at the election of the Company or a Holder thereof, in a coin or currency other than that in which the Debt Securities are denominated, the period or periods within which, and the terms and conditions upon which, such election may be made;

         (t) whether the Debt Securities of the series shall be issued in whole or in part in the form of one or more Global Securities and the initial Holder with respect to such Global Security or Debt Securities;

         (u) if the Debt Securities of such series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Debt Security of such series or otherwise) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and terms of such certificates, documents or conditions;

         (v) if the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities of the series may be determined with reference to an index or are otherwise not fixed on the original issue date thereof, the manner in which such amounts shall be determined and the Calculation Agent, if any, or any other person, if any, who shall be appointed and authorized to calculate such amounts;

         (w) the Events of Default, the terms of any Default or covenants with respect to the Debt Securities of such series;

         (x) the forms of Debt Securities of the series and any Coupons appertaining thereto;

         (y) whether Debt Securities of any series may or shall be converted into or exchanged for stock or other securities of the Company or another entity or other entities, into a basket or baskets of such securities, into an index or indices of such securities, into the cash value therefor or into any combination of the foregoing and, if so, any specific terms relating to the adjustment thereof and the period during which such Debt Securities may or shall be so converted or exchanged;

         (z) whether any Coupons which are issued with the Debt Securities will not rank equally with such underlying Debt Securities and if so, how any such Coupons shall rank in relation to such Debt Securities; and

         (aa) any other terms of the series (which terms shall not be inconsistent with the provisions of this Indenture, except as permitted by
Section 9.01(d)).

         All Debt Securities of any one series shall be substantially identical except as to denomination and the fact that Debt Securities of any one series may be issuable in both bearer and registered form and except as may otherwise be provided in or pursuant to the Management Board action referred to above or in any such indenture supplemental hereto.

         If the forms of Debt Securities of any series and any Coupons to be attached thereto, or any of the terms thereof, are established by action taken by the Management Board, copies of the Management Board Resolutions in respect thereof shall be delivered to the Trustee at or prior to the delivery of the Company Order pursuant to Section 3.03 for the authentication and delivery of such Debt Securities.

         SECTION 3.02. DENOMINATIONS. The Debt Securities of each series shall be issuable in such denominations as shall be specified as contemplated by
Section 3.01. In the absence of any such specified denomination, the Debt Securities of any series shall be issuable in denominations of $1,000, in denominations of 1,000 in any applicable Foreign Currency and any integral multiple thereof.

         SECTION 3.03. EXECUTION, AUTHENTICATION, DELIVERY AND DATING. The Debt Securities and any Coupons shall be executed on behalf of the Company by any of its Executive Directors or any authorized representative or by its duly authorized attorney-in-fact. The signature of any such Person on the Debt Securities may be manual or facsimile or, in the case of Definitive Debt Securities, printed, typed or otherwise reproduced. Debt Securities or Coupons bearing the manual or facsimile or, in the case of Definitive Debt Securities, printed, typed or otherwise reproduced signatures of an individual who was at any time a duly authorized representative or attorney-in-fact of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Debt Securities or Coupons, provided such officer was the holder of such office at the date of this Indenture or the date of any Management Board Resolution or supplemental indenture creating a particular series of Debt Securities.

         At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Debt Securities of any series executed by the Company and, in the case of bearer Debt Securities other than a Global Security, having attached thereto appropriate Coupons, if any, to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Debt Securities, and the Trustee in accordance with the Company Order shall authenticate and deliver such Debt Securities. If the forms or terms of the Debt Securities of the series have been established in or pursuant to one or more Management Board Resolutions as permitted by Sections 2.01 and 3.01, in authenticating such Debt Securities and accepting the additional responsibilities under this Indenture in relation to such Debt Securities the Trustee shall be entitled to receive, and (subject to Section 6.01) shall be fully protected in relying upon, an Opinion of Counsel stating that the form and terms thereof have been established in conformity with the provisions of this Indenture. The Trustee shall not be required to authenticate such Debt Securities if the issue of such Debt Securities pursuant to this Indenture will affect the Trustee's own rights, duties or immunities under the Debt Securities or any Coupons and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

         Notwithstanding the provisions of Section 3.01 and of the preceding paragraph, if all Debt Securities of a series are not to be originally issued at one time, it shall not be necessary to deliver the Officer's Certificate otherwise required pursuant to Section 3.01 or the Opinion of Counsel otherwise required pursuant to such preceding paragraph at or prior to the time of authentication of each Debt Security of such series if such documents (with appropriate modifications) are delivered at or prior to the authentication upon original issuance of the first Debt Security of such series to be issued and reasonably contemplate the subsequent issuance of such Debt Securities of such series.

         Each registered Debt Security shall be dated the date of its authentication.

         Each bearer Debt Security shall be dated the date specified pursuant to
Section 3.01.

         No Debt Security or Coupon appertaining thereto shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Debt Security a certificate of authentication substantially in the form provided for herein executed by or on behalf of the Trustee by manual signature, and such certificate upon any Debt Security shall be conclusive evidence, and the only evidence, that such Debt Security has been duly authenticated and delivered hereunder and that such Debt Security or Coupon is entitled to the benefits of this Indenture. Notwithstanding the foregoing, if any Debt Security shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Debt Security to the Trustee for cancellation as provided in Section 3.09, for all purposes of this Indenture such Debt Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

         The Trustee shall not authenticate or deliver any bearer Debt Securities until any matured Coupons appertaining thereto shall have been detached and cancelled, except as otherwise provided in Section 3.04 or 3.05 or as permitted in Section 3.06 and 9.06.

         SECTION 3.04. TEMPORARY DEBT SECURITIES. Pending the preparation of definitive Debt Securities of any series, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Debt Securities substantially of the tenor of the definitive Debt Securities in lieu of which they are issued, which Debt Securities may be printed, lithographed, typewritten, photocopied or otherwise produced. Temporary Debt Securities may be issued as bearer Debt Securities with or without Coupons attached thereto or as registered Debt Securities in any authorized denomination, and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Debt Securities may determine, all as evidenced by such execution.

         If temporary Debt Securities of any series are issued, the Company will cause, if so required by the terms of such temporary Debt Securities, definitive Debt Securities of such series to be prepared without unreasonable delay. After the preparation of definitive Debt Securities of such series, the temporary Debt Securities of such series shall be exchangeable for definitive Debt Securities of such series containing identical terms and provisions upon surrender of the temporary Debt Securities of such series (including any and all unmatured Coupons or matured Coupons in default attached thereto) at the office or agency of the Company in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Debt Securities of any series the Company shall execute, and the Trustee shall authenticate and deliver in exchange therefor, a like aggregate principal amount of definitive Debt Securities of the same series of authorized denominations containing identical terms and provisions and, in the case of bearer Debt Securities, having attached thereto any appropriate Coupons. Until so exchanged, unless otherwise provided therein or in a supplemental indenture relating thereto, the temporary Debt Securities of any series shall in all respects be entitled to the same benefits (but shall be subject to all the limitations of rights) under this Indenture as definitive Debt Securities of such series.

         The provisions of this Section 3.04 are subject to any restrictions or limitations on the issue and delivery of temporary bearer Debt Securities of any series that may be established pursuant to Section 3.01 (including any provision that bearer Debt Securities of such series initially be issued in the form of a Global Security to be delivered to a depository of the Company located outside the United States and the procedures pursuant to which definitive bearer Debt Securities of such series would be issued in exchange for such Global Security).

         SECTION 3.05. REGISTRATION, REGISTRATION OF TRANSFER AND EXCHANGE.

         (a) GLOBAL SECURITIES. This Section 3.05(a) shall apply to Global Securities in registered form unless otherwise specified, as contemplated by
Section 3.01.

         Each Global Security authenticated under this Indenture shall be registered in the name of the Depository designated for such Global Security or a nominee thereof and delivered to such Depository or a nominee thereof or custodian therefor, and each such Global Security shall constitute a single Debt Security for all purposes of this Indenture.

         With respect to Global Securities in registered form, unless the Global Security is presented by an authorized representative of the Holder to the Company or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of a nominee of the Holder and any payment is made to such nominee, any transfer, pledge or other use of the Global Security in registered form for value or otherwise shall be wrongful since the registered owner of such Global Security, the nominee of the Holder, has an interest in such Global Security.

         Except as otherwise specified as contemplated by Section 3.01 hereof, any Global Security shall be exchangeable for definitive Debt Securities only as provided in this paragraph. A Global Security shall be exchangeable pursuant to this Section only (i) if the relevant Depository notifies the Company that it is unwilling or unable to continue as Depository and a successor depository is not appointed within 120 days of the Company receiving notice of such unwillingness or inability from the relevant Depository, (ii) in the event of a winding-up of the Company, if the Company fails to make a payment on the Debt Securities when due or in the event of an Event of Default or Default or (iii) at any time if the Company at its option and in its sole discretion determines that the Global Securities of a particular series should be exchanged for definitive Debt Securities of that series in registered form. Except as otherwise specified as contemplated by Section 3.01 hereof, any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive Debt Securities in registered form only, bearing interest (if any) at the same rate or pursuant to the same formula, having the same date of issuance, the same date or dates from which such interest shall accrue, the same Interest Payment Dates on which such interest shall be payable or the manner of determination of such Interest Payment Dates, redemption provisions, if any, specified currency and other terms and of differing denominations aggregating a like amount as the Global Security so exchangeable. Definitive Debt Securities in registered form shall be registered in the names of the owners of the beneficial interests in such Global Securities as such names are from time to time provided by the Holder to the Trustee.

         Any Global Security that is exchangeable pursuant to the preceding paragraph, unless otherwise specified as contemplated by Section 3.01, shall be exchangeable for Debt Securities issuable in authorized denominations of a like aggregate principal amount and tenor.

         No Global Security in registered form may be transferred except as a whole by the Holder to a nominee of the Holder or by the Holder or any such nominee to a successor of the Holder or a nominee of such successor. Except as provided above, owners solely of beneficial interests in a Global Security shall not be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the holders thereof for any purpose under this Indenture.

         In the event that a Global Security is surrendered for redemption in part pursuant to Section 11.07, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Global Security, without service charge, a new Global Security in a denomination equal to and in exchange for the unredeemed portion of the principal of the Global Security so surrendered.

         The Agent Members, and any beneficial owners shall have no rights under this Indenture with respect to any Global Security held on their behalf by a Depository, and such Depository shall be treated by the Company, the Trustee, and any agent of the Company or the Trustee as the absolute owner of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee, or any agent of the Company or the Trustee, from giving effect to any written certification, proxy or other authorization furnished by a Depository or impair, as between any such Depository or other clearance service and its Agent Members and the beneficial owner, the operation of customary practices governing the exercise of the rights of a beneficial owner of any security, including without limitation the granting of proxies or other authorization of participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under this Indenture.

         In connection with any exchange of interests in a Global Security for definitive Debt Securities of another authorized form, as provided in this subsection 3.05(a), then without unnecessary delay but in any event not later than the earliest date on which such interests may be so exchanged, the Company shall deliver to the Trustee definitive Debt Securities in aggregate principal amount equal to the principal amount of such Global Security or the portion to be exchanged, executed by the Company. On or after the earliest date on which such interests may be so exchanged, such Global Security shall be surrendered by the Holder to the Trustee, as the Company's agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Debt Securities without charge and the Trustee shall authenticate and deliver, in exchange for each portion of such Global Security, an equal aggregate principal amount of definitive Debt Securities of authorized denominations as the portion of such Global Security to be exchanged. Any Global Security that is exchangeable pursuant to this Section 3.05 shall be exchangeable for Debt Securities issuable in the denominations specified as contemplated by Section 3.01 and registered in such names as the Holder of such Global Security shall direct; provided however, that the Company, in its sole discretion, shall determine the number of definitive Debt Securities into which any Global Security is exchangeable pursuant to this Section 3.05 so long as each such definitive Debt Security is in a denomination specified pursuant to Section 3.01. If a definitive Debt Security in registered form is issued in exchange for any portion of a Global Security after the close of business at the office or agency where such exchange occurs on any record date and before the opening of business at such office or agency on the relevant Interest Payment Date, interest will not be payable on such Interest Payment Date in respect of such definitive Debt Security, but will be payable on such Interest Payment Date only to the person to whom payments of interest in respect of such portion of such Global Security are payable.

         A Depository may grant proxies and otherwise authorize any person, including Agent Members and persons that may hold interests through Agent

Members, to take any action which a holder is entitled to take under this Indenture with respect to the Debt Securities.

         (b) Except as otherwise specified in Section 3.05(a), registered Debt Securities of any series may only be exchanged for a like aggregate principal amount of registered Debt Securities of such series of other authorized denominations containing identical terms and provisions, and, if bearer Debt Securities of any series are issued in more than one authorized denomination, such bearer Debt Securities may only be exchanged for a like aggregate principal amount of bearer Debt Securities of other authorized denominations containing identical terms and provisions. Debt Securities to be exchanged shall be surrendered at an office or agency of the Company designated pursuant to Section
10.02 for such purpose, and the Company shall execute, and the Trustee shall authenticate and deliver, in exchange therefor the Debt Security or Debt Securities of the same series which the Holder making the exchange shall be entitled to receive. All bearer Debt Securities surrendered for exchange shall have attached all unmatured Coupons appertaining thereto, if any, and, in case at the time of any such exchange any interest payments on such Debt Securities is in default, shall in addition have attached all matured Coupons in default appertaining thereto. In case a bearer Debt Security is surrendered in exchange for a registered Debt Security after the close of business on any Regular Record Date and before the opening of business on the next succeeding Interest Payment Date, such bearer Debt Security shall be surrendered without the Coupon relating to such Interest Payment Date and interest will not be payable on such Interest Payment Date in respect of the registered Debt Security issued in exchange for such bearer Debt Security, but will be payable only to the Holder of such Coupon when due.

         Except as otherwise specified pursuant to Section 3.01, the Company shall cause to be kept in the principal corporate trust office of the Trustee a register (the register maintained in such office and in any other office or agency of the Company in a Place of Payment being herein sometimes collectively referred to as the "DEBT SECURITY REGISTER") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of registered Debt Securities and of transfers of such Debt Securities. The Trustee is hereby appointed "DEBT SECURITY REGISTRAR" for the purpose of registering Debt Securities in registered form and transfers of Debt Securities in registered form as herein provided.

         Registered Debt Securities shall be transferable only on the Debt Security Register. Upon surrender for registration of transfer of any registered Debt Security of any series at an office or agency of the Company designated pursuant to Section 10.02 for such purpose, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new registered Debt Securities of the same series of any authorized denominations containing identical terms and provisions, of a like aggregate principal amount.

         Bearer Debt Securities and Coupons shall be transferable by delivery.

         All Debt Securities and any Coupons issued upon any registration of transfer or exchange of Debt Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Debt Securities and any Coupons surrendered upon such registration of transfer or exchange.

         Every registered Debt Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Debt Security Registrar duly executed, by the registered Holder thereof or his attorney duly authorized in writing.

         No service charge shall be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Debt Securities, other than exchanges pursuant to Section 3.04, 9.06 or 11.07 not involving any transfer.

         The Company shall not be required (i) to issue, register the transfer of or exchange any Debt Security of any series during a period beginning at the opening of business 15 days before the day of the giving of a notice of redemption of Debt Securities of such series selected for redemption under
Section 11.03 and ending at the close of business on the day of the giving of such notice, or (ii) to register the transfer of or exchange any Debt Security so selected for redemption in whole or in part, except the unredeemed portion of any Debt Securities being redeemed in part.

         Notwithstanding anything herein or in the terms of any series of Debt Securities to the contrary, neither the Company nor the Trustee (which may conclusively rely on an Officer's Certificate or an Opinion of counsel) shall be required to exchange any bearer Debt Security for a registered Debt Security or any registered Debt Security for a bearer Debt Security if such exchange would in the opinion of the Company result in any adverse tax consequence to the Company under applicable tax laws.

         SECTION 3.06. MUTILATED, DESTROYED, LOST AND STOLEN DEBT SECURITIES. If any mutilated Debt Security or Coupon (including any Global Security) is surrendered to the Trustee, the Company may execute and the Trustee shall, in the case of a Debt Security, authenticate and deliver, or in the case of a Coupon deliver, in exchange therefor a new Debt Security or Coupon of the same series containing identical terms and provisions and of like amount, and bearing a number not contemporaneously outstanding; PROVIDED that if such new Debt Security is in bearer form, such Debt Security or Coupon, if any, shall be delivered only outside the United States.

         If there shall be delivered to the Company and to the Trustee (a) evidence to their satisfaction of the destruction, loss or theft of any Debt Security (including any Global Security) or Coupon, if any, and (b) such security or indemnity as may be required by them to save each of them and any agent of any of them harmless, then, in the absence of notice to the Company or the Trustee that such Debt Security or Coupon, if any, has been acquired by a bona fide purchaser, the Company shall execute and upon its written request the Trustee shall authenticate and deliver, or in the case of a Coupon deliver, in lieu of any such destroyed, lost or stolen Debt Security or Coupon, if any, a new Debt Security or Coupon, if any, of the same series containing identical terms and provisions and of like amount, and bearing a number not contemporaneously outstanding; PROVIDED that if such new Debt Security is in bearer form, such Debt Security or Coupon, if any, shall be delivered only outside the United States.

         In case any such mutilated, destroyed, lost or stolen Debt Security or Coupon, if any, has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Debt Security or Coupon, if any, pay such Debt Security or any Coupon; PROVIDED, HOWEVER, that principal of (and premium, if any) and any interest on Debt Securities in bearer form shall, except as otherwise provided in Section 10.02, be payable only at an office or agency located outside the United States and, unless otherwise specified as contemplated by Section 3.01, any interest on Debt Securities in bearer form shall be payable only upon presentation and surrender of the Coupons, if any, appertaining thereto.

         Upon the issuance of any new Debt Security or any Coupon under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

         Every new Debt Security or Coupon of any series issued pursuant to this
Section in lieu of any destroyed, lost or stolen Debt Security or Coupon shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Debt Security or Coupon shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Debt Securities and Coupons, if any, of that series duly issued hereunder.

         The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Debt Securities or Coupons.

         SECTION 3.07. PAYMENT; INTEREST RIGHTS PRESERVED. (a) Except as otherwise provided as contemplated by Section 3.01 with respect to any series of Debt Securities, interest on any series of Debt Securities which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid, (i) in the case of definitive Debt Securities in registered form, to the Person in whose name that Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest and, at the option of the Company, may be paid by check mailed to the address of the Person as it appears in the Debt Security Register, (ii) in the case of definitive Debt Securities in bearer form, upon presentation and surrender outside of the United States of the Coupon appertaining thereto to a Paying Agent of the Company in respect of the payment of interest to be paid on such Interest Payment Date or (iii) in the case of Global Securities held by any Holder, to the Holder including through a Paying Agent of the Company designated pursuant to Section 3.01 by wire transfer of same-day funds to the Holder or, at the option of the Company, by check mailed to the address of the Holder as it appears in the Debt Security Register.

         (b) Any interest on any Debt Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "DEFAULTED INTEREST") shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Clause (i) or (ii) below:

               (i) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Debt Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a date for the payment of such Defaulted Interest (a "SPECIAL RECORD DATE"), which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Debt Security of such series and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements reasonably satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as provided in this clause. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest in respect of registered Debt Securities of such series which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor in the manner and to the extent provided in Section 1.06, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest on the Debt Securities of such series and the Special Record Date therefor having been so given, such Defaulted Interest on the Debt Securities of such series shall be paid (X) in the case of registered Debt Securities, to the Persons in whose names such Debt Securities (or their respective Predecessor Securities) are registered in the Debt Security Register at the close of business on such Special Record Date, and (Y) in the case of bearer Debt Securities upon presentation and surrender outside the United States of the matured Coupons appertaining thereto, on the date for payment of such Defaulted Interest specified in the notice, and, in each case, shall no longer be payable pursuant to the following clause (ii).

               (ii) The Company may make payment of any Defaulted Interest on the Debt Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Debt Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

         Subject to the foregoing provisions of this Section 3.07, each Debt Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Debt Security shall carry the rights to interest accrued and unpaid, which were carried by such other Debt Security.

         SECTION 3.08. PERSONS DEEMED OWNERS. Prior to due presentment of a registered Debt Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Debt Security is registered as the owner of such Debt Security for the purpose of receiving payment of principal of (and premium, if any) and (subject to Section 3.05 and Section 3.07) interest, if any, on such Debt Security and for all other purposes whatsoever, whether or not such Debt Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

         The Company, the Trustee and any agent of the Company or the Trustee may treat the bearer of any bearer Debt Security or any Coupon as the absolute owner of such Debt Security or Coupon, as the case may be, for any purpose, including for the purpose of receiving payment of principal of (and premium, if any) and interest, if any, on such Debt Security or payment of such Coupon, as the case may be, and for all other purposes whatsoever, whether or not such Debt Security or Coupon be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

         SECTION 3.09. CANCELLATION. All Debt Securities and Coupons surrendered for payment, redemption, registration of transfer or exchange or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Debt Securities previously authenticated and delivered hereunder and Coupons which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Debt Securities previously authenticated hereunder and Coupons which the Company has not issued and sold, and all Debt Securities and Coupons so delivered shall be promptly cancelled by the Trustee. No Debt Securities shall be authenticated in lieu of or in exchange for any Debt Securities cancelled as provided in this Section, except as expressly permitted by the provisions of the Debt Securities of any series or pursuant to the provisions of this Indenture. The Trustee shall deliver to the Company all cancelled Debt Securities and Coupons held by the Trustee.

         SECTION 3.10. COMPUTATION OF INTEREST. Except as otherwise specified pursuant to Section 3.01 for Debt Securities of any series, payments of interest on the Debt Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months.

         SECTION 3.11. CUSIP NUMBERS. The Company in issuing any series of the Debt Securities may use CUSIP numbers or any other type of designating number of a similar nature, including common codes and ISIN, if then generally in use, and thereafter with respect to such series, the Trustee shall use such numbers in any notice of redemption with respect to such series; PROVIDED that any such notice shall state that no representation is made as to the correctness of such numbers either as printed on the Debt Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Debt Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee of any change in the CUSIP numbers.

         SECTION 3.12. COMPLIANCE WITH CERTAIN LAWS AND REGULATIONS. If any bearer Debt Securities are to be issued in a series, the Company will make arrangements reasonably designed pursuant to then applicable laws and regulations, if any, to ensure that bearer Debt Securities are offered and sold (or resold in connection with the original issuance) only outside the United States and only to Persons who are not U.S. Persons or Persons who have purchased for resale to any U.S. Person.

                                    ARTICLE 4

                           SATISFACTION AND DISCHARGE

         SECTION 4.01. SATISFACTION AND DISCHARGE OF INDENTURE. This Indenture shall upon Company Request cease to be of further effect with respect to Debt Securities of any series (except as to any surviving rights of registration of transfer or exchange of Debt Securities and Coupons, if any, of such series herein expressly provided for), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture with respect to the Debt Securities of such series when (a) either

              (i) all Debt Securities of such series theretofore authenticated and delivered and all Coupons, if any, appertaining thereto (other than
         (x) Debt Securities and Coupons, if any, which have been destroyed, lost or stolen and which have been replaced or paid as provided in
         Section 3.06 and (y) Debt Securities or Coupons for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 10.03) have been delivered to the Trustee for cancellation; or

              (ii) all such Debt Securities and Coupons, if any, not theretofore delivered to the Trustee for cancellation

                    (A) have become due and payable or will become due and
              payable at their Stated Maturity within one year, or

                    (B) are to be called for redemption within one year under
              arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company,

and the Company has deposited or caused to be deposited with the Trustee, as trust funds in trust for the purpose, an amount in cash, or U.S. Government Obligations (with respect to Debt Securities denominated in Dollars) or Foreign Government Securities or the equivalent in U.S. Government Securities with appropriate currency hedging agreements in place (with respect to Debt Securities denominated in the same Foreign Currency) maturing as to principal and interest in such amounts and at such times as will ensure the availability of cash sufficient to pay and discharge all claims with respect to such Debt Securities and Coupons not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and accrued interest, if any, to the date of such deposit (in the case of Debt Securities and Coupons which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; PROVIDED that in the case of the deposit of U.S. Government Securities to satisfy obligations denominated in a Foreign Currency, the adequacy of such amount shall be certified by an internationally recognized firm of independent public accountants;

         (b) the Company has paid or caused to be paid all other sums payable hereunder by the Company with respect to the Debt Securities of such series; and

         (c) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture with respect to the Debt Securities of such series have been complied with.

         Notwithstanding any satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 6.07, the obligations of the Trustee to any Authenticating Agent under Section 6.14 and, if cash, U.S. Government Obligations and/or Foreign Government Securities shall have been deposited with the Trustee pursuant to subclause (ii) of clause 4.01(a) of this Section, the obligations of the Trustee under Section 4.03 and the last paragraph of Section 10.03 shall survive such satisfaction and discharge.

         SECTION 4.02. DEFEASANCE UPON DEPOSIT OF MONEYS, U.S. GOVERNMENT OBLIGATIONS OR FOREIGN GOVERNMENT SECURITIES. Unless it is otherwise provided as contemplated by Section 3.01, then notwithstanding Section 4.01, at the Company's option, either (a) the Company shall be deemed to have been Discharged (as defined below) from its obligations with respect to any series of Debt Securities on the 91st day after the applicable conditions set forth below have been satisfied, or (b) the Company shall cease to be under any obligation to comply with any term, provision or condition set forth in Article 8 or Article 10

(but only those so set forth) with respect to any series of Debt Securities or such other covenants as shall be set forth in any supplemental indenture with respect to such series of Debt Securities at any time after the applicable conditions set forth below have been satisfied:

         (i) the Company shall have deposited or caused to be deposited irrevocably with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for and dedicated solely to the benefit of the Holders of the Debt Securities of such series (x) in the case of Debt Securities of such series denominated in U.S. dollars, U.S. money and/or U.S. Government Obligations, PROVIDED, HOWEVER, that in the case of Debt Securities of any series issued in whole or in part in bearer form, not more than 50% (determined with respect to both value and income) of the deposited collateral shall consist of U.S. Government Obligations, or (y) in the case of Debt Securities of such series denominated in a Foreign Currency, money and/or Foreign Government Securities in the same Foreign Currency or the equivalent in U.S. Government Securities with appropriate currency hedging agreements in place, which through the payment of interest and principal in respect thereof, in accordance with their terms, will provide (and without reinvestment and assuming no tax liability will be imposed on such Trustee), not later than one day before the due date of any payment of money, an amount in cash to pay and discharge each installment of principal (including any mandatory sinking fund or analogous payments) of and any interest on all the Debt Securities of such series on the dates such installments of interest or principal are due;

         (ii) in the case of the Debt Securities of such series being Discharged pursuant to Section 4.02(a) only, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that Holders of the Debt Securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of the Company's exercise of its option under
Section 4.02(a) above and will be subject to United States Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised, which opinion shall be based on a published ruling or ruling received by the Company from the United States Internal Revenue Service or a change in the applicable United States Federal income tax law;

         (iii) in the case of the Debt Securities of such series being Discharged pursuant to Section 4.02(b) only, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that Holders of the Debt Securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of the Company's exercise of its option under Section 4.02(b) above and will be subject to United States Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised;

         (iv) no Event of Default or any event which after notice or lapse of time or both, would become an Event of Default with respect to the Debt Securities of that series shall have occurred and be continuing on the date of such deposit;

         (v) such Discharge shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which it is bound;

         (vi) the Company shall have delivered to the Trustee an Officer's Certificate to the effect that neither such Debt Securities nor any other Debt Securities of the same series, if then listed on the New York Stock Exchange, will be delisted as a result of such deposit; and

         (vii) the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for under Section 4.02(a) or 4.02(b) (as the case may be) have been complied with.

         "DISCHARGED" means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by and obligations under the Debt Securities of such series and to have satisfied all the obligations under this Indenture relating to the Debt Securities of such series, including obligations under any guarantee issued in accordance with Section 8.03(a) hereof (and the Trustee at the expense of the Company shall execute proper instruments acknowledging the same), except (A) the rights of Holders of Debt Securities of such series to receive from the trust fund described in subclause (i) above payment of the principal of and any interest on such Debt Securities when such payments are due; (B) the Company's obligations with respect to such Debt Securities under Sections 3.05, 3.06, 4.06 and 10.02; and (C) the rights, powers, trust, duties and immunities of the Trustee hereunder.

         SECTION 4.03. APPLICATION OF TRUST MONEY. Subject to the provisions of the last paragraph of Section 10.03, all cash, U.S. Government Obligations and Foreign Government Securities deposited with the Trustee pursuant to Section
4.01 or 4.02 shall be held in trust and such cash and the proceeds from such U.S. Government Obligations and/or Foreign Government Securities shall be applied by it, in accordance with the provisions of the Debt Securities of such series, any Coupons appertaining thereto and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for the payment of which such cash, U.S. Government Obligations and/or Foreign Government Securities have been deposited with or received by the Trustee or to make mandatory sinking fund or analogous payments as contemplated by Section 4.01 or 4.02.

         SECTION 4.04. REPAYMENT TO COMPANY. The Trustee and any Paying Agent promptly shall pay to the Company upon Company Request any excess money, U.S. Government Obligations and/or Foreign Government Securities held by them at any time with respect to any series of Debt Securities.

         SECTION 4.05. INDEMNITY FOR U.S. GOVERNMENT OBLIGATIONS AND FOREIGN GOVERNMENT SECURITIES. The Company shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against U.S. Government Obligations or Foreign Government Securities or the principal and interest received on such U.S. Government Obligations or Foreign Government Securities deposited pursuant to Section 4.01 or 4.02 in respect of any series of Debt Securities.

         SECTION 4.06. REINSTATEMENT. If the Trustee or any Paying Agent is unable to apply any money, U.S. Government Obligations and/or Foreign Government Securities deposited in trust in accordance with Section 4.01 or 4.02 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority located within the United States and having jurisdiction in the premises, enjoining, restraining or otherwise prohibiting such application (including any such order or judgment requiring the payment of money, U.S. Government Obligations and/or Foreign Government Securities to the Company), the obligations of the Company under this Indenture and the Debt Securities of such series shall be revived and reinstated as though no deposit had occurred pursuant to Section 4.01 or 4.02, until such time as the Trustee or Paying Agent is permitted to apply all such money, U.S. Government Obligations and/or Foreign Government Securities, PROVIDED, HOWEVER, that if the Company has made any payment of any interest on or principal of any Debt Securities of such series because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the holders of the Debt Securities of such series to receive such payment from the money, U.S. Government Obligations and/or Foreign Government Securities held by the Trustee pursuant to Section 4.01 or 4.02.

         SECTION 4.07. RETURN OF UNCLAIMED MONEY. Any money deposited with or paid to the Trustee or Paying Agent for payment of the principal of (premium, if any), or any interest on, the Debt Securities of such series and not applied but remaining unclaimed by the Holders, any Agent Members or the beneficial owners or holders of the Debt Securities of such series after two years from the date of receipt thereof shall be repaid to the Company by the Trustee or Paying

Agent on demand; and the Holder, any Agent Members or the beneficial owners or holders of any of such Debt Securities shall thereafter look only to the Company for any payment which such Holder, Agent Member or beneficial owner or holder may be entitled to collect, subject to applicable abandoned property law.

                                   ARTICLE 5

                                    REMEDIES

         SECTION 5.01. EVENTS OF DEFAULT. "EVENT OF DEFAULT", wherever used herein with respect to Debt Securities of a particular series, shall have the meaning set forth in one or more supplemental indentures relating to such series and issued in accordance with Section 3.01.

         SECTION 5.02. ACCELERATION OF MATURITY; RESCISSION AND ANNULMENT. Unless otherwise specified in a supplemental indenture issued in accordance with
Section 3.01, if an Event of Default occurs with respect to Debt Securities of any series and is continuing, then in every such case the Trustee or the Holder or Holders of not less than 25% in aggregate principal amount of the Outstanding Debt Securities of such series may declare the principal amount of (or, in the case of Discount Securities, the accreted face amount together with accrued interest, if any, on) all the Debt Securities of that series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by such Holder or Holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable.

         At any time after such a declaration of acceleration with respect to Debt Securities of any series has been made but before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holder or Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series, by written notice to the Company and the Trustee, may rescind or annul such declaration of acceleration and its consequences (including any Event of Default under another series of Debt Securities arising therefrom) but only if

         (a) the Company has paid or deposited with the Trustee a sum sufficient to pay

              (i) the principal of (and premium, if any, on) any Debt Securities of such series which have become due otherwise than by such declaration of acceleration and any due and payable interest, and overdue interest, if any, thereon at the rate or rates prescribed therefor in such Debt Securities,

              (ii) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Debt Securities, and

              (iii) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

         (b) all Events of Default with respect to Debt Securities of such series, other than the non-payment of amounts due on such Debt Securities of such series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.14.

         No such rescission or annulment shall affect any subsequent default or impair any right consequent thereon.

         SECTION 5.03. DEFAULTS. "DEFAULT", wherever used herein with respect to Debt Securities of a particular series, shall have the meaning set forth in one or more supplemental indentures relating to such series and issued in accordance with Section 3.01.

         SECTION 5.04. COLLECTION OF INDEBTEDNESS AND SUITS FOR ENFORCEMENT BY TRUSTEE. Except as otherwise provided in any supplemental indenture issued in accordance with Section 3.01, if (a) default is made in the payment of any interest on any Debt Security when such interest becomes due and payable and such default continues for a period of 30 days; or (b) default is made in the payment of principal of (or premium, if any, on) any Debt Security and Coupon at the Maturity thereof and such default continues for a period of 7 days, the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Debt Securities and the holders of any Coupons appertaining thereto, the whole amount then due and payable on such Debt Securities and Coupons for principal (and premium, if any) and interest, if any, and interest on any overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue interest, at the rate or rates prescribed therefor in such Debt Securities and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; PROVIDED, however, that such payments with respect to Subordinated Debt Securities issued hereunder shall be subject to the subordination provisions set forth herein or in any supplemental indenture with respect to any series of Subordinated Debt Securities.

         If an Event of Default with respect to Debt Securities of any series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Debt Securities of such series and holders of any Coupons appertaining thereto by such appropriate judicial proceedings as are necessary to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy, including the institution of proceedings for the winding-up of the Company; PROVIDED that such action as it relates to any series of Subordinated Debt Securities issued hereunder shall be subject to the subordination provisions set forth herein or in any supplemental indenture with respect to such series.

         Notwithstanding the foregoing, the provisions of this Section 5.04, as they relate to Subordinated Debt Securities issued hereunder, are subject to the provisions of Section 12.01.

         SECTION 5.05. TRUSTEE MAY FILE PROOFS OF CLAIM. To the extent permitted by applicable law, in case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition, winding-up or other judicial proceeding relative to the Company or any other obligor upon the Debt Securities of any series or to the property of the Company or such other obligor or their creditors (other than under or in connection with a scheme of amalgamation, consolidation, merger, arrangements or reconstruction or other combination not involving bankruptcy or insolvency), the Trustee (irrespective of whether the principal of the Debt Securities of such series shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company for the payment of overdue principal (and premium, if any) or interest, if any) shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding. In particular, to the extent permitted by applicable law, the Trustee shall be authorized to collect and receive any moneys and other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder of a Debt Security and each holder of a Coupon to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to such Holders or holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 6.07.

         Subject to Article Eight and Section 9.02, nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder of any Debt Security or any holder of any Coupon any plan of reorganization, arrangement, adjustment, or composition affecting any Debt Securities or Coupons or the rights of any Holder of any Debt Security or any holder of any Coupon or to authorize the Trustee to vote in respect of the claim of any such Holder or holder in any such proceeding; PROVIDED that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors' or other similar committee.

         Notwithstanding the foregoing, the provisions of this Section 5.05, as they relate to Subordinated Debt Securities issued hereunder, are subject to the provisions of Section 12.01.

         SECTION 5.06. TRUSTEE MAY ENFORCE CLAIMS WITHOUT POSSESSION OF DEBT SECURITIES. All rights of action and claims under this Indenture or the Debt Securities or Coupons, if any, may be prosecuted and enforced by the Trustee without the possession of any of the Debt Securities or Coupons or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel (subject, with regard to the Company, to the provisions of Section 12.01), be for the ratable benefit of the Holders of the Debt Securities and any holders of any Coupons in respect of which such judgment has been recovered.

         SECTION 5.07. APPLICATION OF MONEY COLLECTED. Except as otherwise provided in any supplemental indenture issued in accordance with Section 3.01, any money collected by the Trustee pursuant to this Article in respect of any series of Debt Securities shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (and premium, if any) or interest, if any, upon presentation of such Debt Securities and any Coupons (provided that any such Debt Securities in bearer form will be presented only outside the United States) and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

         FIRST: To the payment of all amounts applicable to such series of Debt Securities in respect of which or for the benefit of which such money has been collected due the Trustee under Section 6.07;

         SECOND: To the payment of the amounts then due and unpaid for principal of (and premium, if any) and interest, if any, on such series of Debt

Securities and Coupons, if any, in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Debt Securities and Coupons for principal (and premium, if any) and interest, if any, respectively; and

         THIRD: To the payment of the balance, if any, to the Company.

         SECTION 5.08. LIMITATION ON SUITS. No Holder of any Debt Security of any series or holder of any Coupon shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

         (a) such Holder has previously given written notice to the Trustee of a continuing Event of Default or Default with respect to Debt Securities of the same series specifying such Event of Default or Default and stating that such notice is a "Notice of Default" hereunder;

         (b) the Holders of not less than 25% in aggregate principal amount of the Outstanding Debt Securities of such series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default or Default in its own name, as Trustee hereunder;

         (c) such Holder of a Debt Security or holder of a Coupon has offered to the Trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

         (d) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

         (e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Debt Securities of such series; and

         (f) in the case of a proceeding for the winding-up of the Company, such proceeding is in the name and on behalf of the Trustee to the same extent (but no further or otherwise) as the Trustee would have been entitled so to do;

it being understood and intended that no one or more Holders of Debt Securities of a particular series or holders of Coupons appertaining thereto, if any, shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other such Holders or holders, or to obtain or to seek to obtain priority or preference over any other such Holders or holders or to enforce any right under this Indenture, except in the manner herein provided including under Article 12 and for the equal and ratable benefit of all Holders of Debt Securities of such series or holders of any such Coupons.

         SECTION 5.09. UNCONDITIONAL RIGHT OF HOLDERS TO RECEIVE PRINCIPAL, PREMIUM AND INTEREST, IF ANY. Notwithstanding any other provision in this Indenture, the Holder of any Debt Security or the holder of any Coupon appertaining thereto shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any) and, subject to
Section 3.07, interest, if any, on such Debt Security on the respective Stated Maturity or Maturities as expressed in such Debt Security or Coupon (or, in the case of redemption on or after the Redemption Date), and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder or holder.

         SECTION 5.10. RESTORATION OF RIGHTS AND REMEDIES. If the Trustee or any Holder of any Debt Security or the holder of any Coupon has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder or holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders of Debt Securities and the holders of any Coupons shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders of Debt Securities and the holders of any Coupons shall continue as though no such proceeding had been instituted.

         SECTION 5.11. RIGHTS AND REMEDIES CUMULATIVE. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Debt Securities or any Coupons in the last paragraph of Section 3.06, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of Debt Securities or holders of any Coupons is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

         SECTION 5.12. DELAY OR OMISSION NOT WAIVER. No delay or omission of the Trustee or of any Holder of any Debt Security or holder of any Coupon to exercise any right or remedy accruing upon any Event of Default or Default shall impair any such right or remedy or constitute a waiver of any such Event of

Default or Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders of Debt Securities or holders of any Coupons may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders of Debt Securities or holders of any Coupons, as the case may be.

         SECTION 5.13. CONTROL BY HOLDERS. The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series, provided that

         (a) such direction shall not be in conflict with any rule of law or with this Indenture;

         (b) the Trustee shall not determine that the action so directed would be unjustly prejudicial to the Holders of any Debt Securities of any series not taking part in such direction with respect to which the Trustee is acting as the Trustee; and

         (c) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

         SECTION 5.14. WAIVER OF PAST DEFAULTS. The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of such series and holders of any related Coupons waive (including waivers obtained in connection with a purchase of, or tender or exchange offer for, Debt Securities) any past Event of Default or Default hereunder with respect to such series and its consequences, except, if applicable, an Event of Default or Default

         (a) in the payment of the principal of (or premium, if any) or interest, if any, on any Debt Security of such series, or

         (b) in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected.

         Upon any such waiver, such Event of Default or Default shall cease to exist, and any Event of Default or Default with respect to any series arising therefrom shall be deemed to have been cured and not to have occurred for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Event of Default or Default or impair any right consequent thereon.

         SECTION 5.15. UNDERTAKING FOR COSTS. All parties to this Indenture agree, and each Holder of any Debt Security and each holder of any Coupon by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant to such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but, subject to the determination made by such court, the provisions of this Section shall not apply to any suit instituted by the Trustee or the Company, to any suit instituted by any Holder or group of Holders holding in the aggregate more than 10% in principal amount of the Outstanding Debt Securities of any series, or to any suit instituted by any Holder or holder of any Coupon for the enforcement of the payment of the principal of (or premium, if any) or interest, if any, on any Debt Security on or after the respective Stated Maturity or Maturities expressed in such Debt Security or Coupon (or, in the case of redemption, on or after the Redemption Date).

         SECTION 5.16. WAIVER OF USURY, STAY OR EXECUTION LAWS. The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

                                   ARTICLE 6

                                  THE TRUSTEE

         SECTION 6.01. CERTAIN DUTIES AND RESPONSIBILITIES. (a) The duties and responsibilities of the Trustee shall be as provided by the Trust Indenture Act. Notwithstanding the foregoing, no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

         (b) Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

         SECTION 6.02. NOTICE OF DEFAULTS. Within 90 days after the occurrence of any Event of Default or Default hereunder with respect to Debt Securities of any series the Trustee shall transmit in the manner and to the extent provided in Section 1.06 to Holders of Debt Securities of such series notice of such Event of Default or Default hereunder actually known to a Responsible Officer of the Trustee, unless such Event of Default or Default shall have been cured or waived; PROVIDED, however, that except in the case of an Event of Default or Default in the payment of the principal of (or premium, if any) or interest, if any, on any Debt Securities of such series, the Trustee shall be protected in withholding such notice if a trust committee of Responsible Officers of the Trustee determines in good faith that the withholding of such notice is in the interest of the Holders of Debt Securities of such series.

         SECTION 6.03. CERTAIN RIGHTS OF TRUSTEE. Subject to the provisions of
Section 6.01:

         (a) the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, Coupon or other evidence of indebtedness or other paper or document (whether in its original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper party or parties;

         (b) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request, Company Order or Officer's Certificate and any action or resolution of the Management Board shall be sufficiently evidenced by a Management Board Resolution;

         (c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer's Certificate;

         (d) the Trustee may consult with counsel of its own selection and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

         (e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

         (f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, Coupon or other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company during normal business hours on a business day in France with reasonable prior notice, personally or by agent or attorney at the reasonable expense of the Company and shall incur no liability of any kind by reason of such inquiry or investigation, unless such liability arises from its gross negligence, bad faith or willful misconduct, PROVIDED that the Trustee shall not be entitled to such information which the Company is prevented from disclosing as a matter of law or contract;

         (g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

         (h) the Trustee shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

         (i) the Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any such Event of Default or Default is received by the Trustee at the Corporate Trust Office of the Trustee and such notice references the Debt Securities or this Indenture;

         (j) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder; and

         (k) the Trustee may request that the Company deliver an Officers' Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

         SECTION 6.04. NOT RESPONSIBLE FOR RECITALS OR ISSUANCE OF DEBT SECURITIES. The recitals contained herein and in the Debt Securities, except the Trustee's certificates of authentication, shall be taken as the statements of the Company, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Debt Securities or Coupons, except that the Trustee represents and warrants that it has duly authorized, executed and delivered this Indenture. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of Debt Securities or the proceeds thereof.

         SECTION 6.05. MAY HOLD DEBT SECURITIES. The Trustee, any Authenticating Agent, any Paying Agent, any Debt Security Registrar and any Calculation Agent or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Debt Securities or Coupons and, subject to Sections 6.08 and 6.13, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Debt Security Registrar, Calculation Agent or such other agent.

         SECTION 6.06. MONEY HELD IN TRUST. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Company.

         SECTION 6.07. COMPENSATION AND REIMBURSEMENT. The Company agrees

         (a) to pay to the Trustee from time to time compensation for all services rendered by it hereunder as agreed in writing by the Company from time to time (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

         (b) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence, bad faith or willful misconduct; and

         (c) to indemnify the Trustee for, and to hold it harmless against, any loss, liability, damage or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder including the reasonable costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder but excluding any tax liabilities of the Trustee based upon, measured by or determined by the income of the Trustee and except to the extent that any such loss, liability, damage, cost or expense may be attributable to its negligence, bad faith or willful misconduct.

         The Trustee shall notify the Company in writing of the commencement of any action or claim in respect of which indemnification may be sought promptly after the Trustee becomes aware of such commencement (provided that the failure to make such notification shall not affect the Trustee's rights hereunder, except to the extent the Company is actually prejudiced by such failure) and the Company shall be entitled to participate in the defense thereof, including the employment of counsel reasonably satisfactory to the Trustee. The Trustee shall not compromise or settle any such action or claim without the written consent of the Company, which consent shall not be unreasonably withheld.

         The provisions of this Section 6.07 shall survive termination of this Indenture or the resignation or removal of the Trustee.

         As security for the performance of the obligations of the Company under this Section, the Trustee shall, as set forth in Section 5.07, have a senior claim (as between itself and the Holders of Debt Securities) to which the Debt Securities are hereby made subordinate, upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (or premium, if any) or interest, if any, on the Debt Securities.

         SECTION 6.08. DISQUALIFICATION; CONFLICTING INTERESTS. If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture. To the extent permitted by the Trust Indenture Act, the Trustee shall not be deemed to have a conflicting interest by virtue of being the Trustee under this Indenture with respect to Senior and Subordinated Debt Securities or with respect to Debt Securities of more than one series.

         SECTION 6.09. CORPORATE TRUSTEE REQUIRED; ELIGIBILITY. There shall at all times be a Trustee hereunder with respect to the Debt Securities of each series which shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such, having a combined capital and surplus of at least $50,000,000, subject to supervision or examination by Federal or State or District of Columbia authority and, if there be such Person willing and able to act as trustee on reasonable and customary terms, having its corporate trust office or agency in the Borough of Manhattan, The City of New York. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

         SECTION 6.10. RESIGNATION AND REMOVAL; APPOINTMENT OF SUCCESSOR. (a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 6.11.

         (b) The Trustee may resign at any time with respect to the Debt Securities of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by
Section 6.11 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee or any Holder which has been a Holder for at least six months may petition at the expense of the Company any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Debt Securities of such series.

         (c) The Trustee may be removed at any time with respect to the Debt Securities of any series by Act of the Holders of a majority in principal amount of the Outstanding Debt Securities of such series delivered to the Trustee and to the Company.

         (d) If at any time:

              (i) the Trustee shall fail to comply with Section 6.08 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Debt Security of the series as to which the Trustee has a conflicting interest for at least six months, or

              (ii) the Trustee shall cease to be eligible under Section 6.09 and shall fail to resign after written request therefor by the

         Company or by any Holder who has been a bona fide Holder of a Debt Security for at least six months, or

              (iii) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge, or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (x) the Company by an Officer's Certificate may remove the Trustee with respect to any or all series of Debt Securities or (y) subject to Section 5.15, any Holder who has been a bona fide Holder of a Debt Security for at least six months (and, in the case of subparagraph 6.10(d)(i) above, who is a Holder of a Debt Security of the series as to which the Trustee has a conflicting interest) may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Debt Securities and the appointment of a successor Trustee or Trustees.

         (e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of the Trustee for any cause, with respect to the Debt Securities of one or more series, the Company, by an Officer's Certificate, shall promptly appoint a successor Trustee or Trustees with respect to the Debt Securities of such series (it being understood that any successor Trustee may be appointed with respect to the Debt Securities of one or more or all of such series and at any time there shall be only one Trustee with respect to the Debt Securities of any particular series), and shall comply with the applicable requirements of Section 6.11. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Debt Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Debt Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of
Section 6.11, become the successor Trustee with respect to the Debt Securities of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Debt Securities of any series shall have been so appointed by the Company or the Holders of Debt Securities of such series and accepted appointment in the manner hereinafter required by Section 6.11, any Holder who has been a bona fide Holder of a Debt Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Debt Securities of such series.

         (f) The Company shall give notice of each resignation and each removal of the Trustee with respect to the Debt Securities of any series and each appointment of a successor Trustee with respect to the Debt Securities of any series in the manner and to the extent provided in Section 1.06. Each notice shall include the name of the successor Trustee with respect to the Debt Securities of such series and the address of its Corporate Trust Office.

         SECTION 6.11. ACCEPTANCE OF APPOINTMENT BY SUCCESSOR. (a) In case of the appointment hereunder of a successor Trustee with respect to all Debt Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee, all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

         (b) In case of the appointment hereunder of a successor Trustee with respect to the Debt Securities of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Debt Securities of such series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which
(i) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Debt Securities of such series to which the appointment of such successor Trustee relates, (ii) if the retiring Trustee is not retiring with respect to all Debt Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Debt Securities of such series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (iii) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Debt Securities of such series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Debt Securities of such series to which the appointment of such successor Trustee relates.

         (c) Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in paragraph 6.11(a) or 6.11(b) of this Section, as the case may be.

         (d) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

         SECTION 6.12. MERGER, CONVERSION, CONSOLIDATION OR SUCCESSION TO BUSINESS. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Debt Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Debt Securities.

         SECTION 6.13. PREFERENTIAL COLLECTION OF CLAIMS. If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Debt Securities of a series), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

         SECTION 6.14. APPOINTMENT OF AUTHENTICATING AGENT. The Trustee may at any time appoint an Authenticating Agent or Agents with respect to one or more series of Debt Securities which shall be authorized to act on behalf of the Trustee to authenticate Debt Securities of such series upon original issue, or issued upon exchange, registration of transfer or partial redemption thereof or in lieu of destroyed, lost or stolen Debt Securities, and Debt Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Debt Securities by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation or national banking association organized and doing business under the laws of the United States, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State or District of Columbia authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

         Any corporation or national banking association into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation or national banking association resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation or national banking association succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation or national banking association shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

         An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall give notice to the Holders of Debt Securities in the manner and to the extent provided in Section
1.06. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating
Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

         The Trustee agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section, and the Trustee shall be entitled to be reimbursed for such payments subject to the provisions of Section 6.07.

         If an appointment with respect to one or more series is made pursuant to this Section, the Debt Securities of such series may have endorsed thereon, in lieu of the Trustee's certificate of authentication, an alternate certificate of authentication in the following form:

                         CERTIFICATE OF AUTHENTICATION

         This is one of the Debt Securities of the series designated herein referred to in the within-mentioned Indenture.

                                      The Bank of New York,
                                          as Trustee


                                      By:
                                          -----------------------------------
                                               as Authenticating Agent



                                      By:
                                          -----------------------------------
                                               as Authenticating Agent


                                      Dated:  ------------------------------


                                   ARTICLE 7

                HOLDERS LISTS AND REPORTS BY TRUSTEE AND COMPANY

         SECTION 7.01. COMPANY TO FURNISH TRUSTEE NAMES AND ADDRESSES OF HOLDERS. The Company, with respect to any series of Debt Securities in registered form, will furnish or cause to be furnished to the Trustee

         (a) semi-annually, not more than 15 days after each Regular Record Date (or after each of the dates to be specified for such purpose for non-interest bearing Debt Securities and Debt Securities on which interest is paid less

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

frequently than semi-annually as contemplated by Section 3.01), a list, in such form as the Trustee may reasonably require, containing all the information in the possession or control of the Company or any of its Paying Agents other than the Trustee as to the names and addresses of the Holders of registered Debt Securities as of such Regular Record Date or such specified date, and

         (b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished; PROVIDED, HOWEVER, that if and so long as the Trustee acts as Debt Security Registrar for a series of Debt Securities, the Company need not furnish or cause to be furnished to the Trustee pursuant to this Section 7.01 the lists with respect to registered Debt Securities of any such series, but in any event the Company shall be required to furnish such information concerning the Holders of bearer Debt Securities of any such series which is known to it; PROVIDED, FURTHER, that the Company shall have no obligation to investigate any matter relating to any Holder of a bearer Debt Security or any Coupon.

         SECTION 7.02. PRESERVATION OF INFORMATION; COMMUNICATIONS TO HOLDERS.
(a) The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders (i) contained in the most recent list furnished to the Trustee as provided in Section 7.01 and (ii) received by the Trustee in its capacity as Paying Agent or Debt Security Registrar (if so acting). The Trustee may destroy any list furnished to it as provided in Section
7.01 upon receipt of a new list so furnished.

         (b) The rights of the Holders of Debt Securities of any series to communicate with other Holders with respect to their rights under this Indenture or under the Debt Securities, and the corresponding rights and privileges of the Trustee, shall be as provided by the Trust Indenture Act.

         (c) Every Holder, by receiving and holding a Debt Security, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of any of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with Section 7.02(b) or otherwise made pursuant to the Trust Indenture Act.

         SECTION 7.03. REPORTS BY TRUSTEE. (a) Within sixty (60) days following May 15 in each year following the date hereof, so long as any Debt Securities are Outstanding hereunder, the Trustee shall transmit to Holders as provided in the Trust Indenture Act a brief report dated as of such May 15 as required by and in compliance with the Trust Indenture Act.

         (b) A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each securities exchange upon which the Trustee has been notified that the Debt Securities are listed, with the Commission and with the Company. The Company will notify the Trustee when Debt Securities are listed on any securities exchange or delisted therefrom.

         (c) The Company will furnish the Trustee with all notices of meetings at which Holders of Debt Securities of a particular series are entitled to vote, and all other reports and communications that are made generally available to Holders of Debt Securities. The Trustee will, at the Company's expense, make such notices, reports and communications available for inspection by Holders of Debt Securities in such manner as the Company may determine and, in the case of any notice received by the Trustee in respect of any meeting at which Holders of Debt Securities of a particular series are entitled to vote, will, if requested by the Company, mail to all such record Holders of Debt Securities, at the Company's expense, a notice containing a summary of the information set forth in such notice of meeting.

         SECTION 7.04. REPORTS BY COMPANY. The Company shall:

         (a) file with the Trustee, within 15 days after the Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of such Sections, then it shall file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;

         (b) file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations; and

         (c) transmit to Holders, in the manner and to the extent required by the Trust Indenture Act, within 30 days after the filing thereof with the Trustee, such summaries of any information, documents and reports required to be filed by the

Company pursuant to paragraphs 7.04(a) and 7.04(b) of this Section as may be required by rules and regulations prescribed from time to time by the Commission.

         Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer's Certificates).

                                    ARTICLE 8

                  CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

         SECTION 8.01. COMPANY MAY CONSOLIDATE, ETC. ONLY ON CERTAIN TERMS. The Company may, without the consent of the Trustee or Holders of any Debt Securities of any series Outstanding under this Indenture, consolidate or amalgamate with or merge, which for the avoidance of doubt, shall include a scheme of arrangement, into any other Person or sell or convey or transfer or lease its properties and assets substantially as an entirety to any Person, PROVIDED that:

         (a) the Person (a "SUCCESSOR PERSON") formed by such consolidation or amalgamation or into which the Company is merged or the Person which acquires by sale, conveyance or transfer or which leases the properties and assets of the Company substantially as an entirety (i) shall be a company organized and validly existing under the laws of its jurisdiction and (ii) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, the due and punctual payment of the principal of (and premium, if any) and interest, if any, including any obligations to pay Additional Amounts, if any, on all the Debt Securities in accordance with the provisions of such Debt Securities and this Indenture and the performance or observance of every covenant of this Indenture on the part of the Company to be performed or observed, unless such assumption is provided for by law (in which case such Successor Person shall cause to be delivered promptly to the Trustee an Opinion of Counsel to such effect, in form and substance acceptable to the Trustee);

         (b) immediately after giving effect to such transaction, no Event of Default or Default and no event which, after notice or lapse of time or both, would become an Event of Default or Default shall have occurred and be continuing; and

         (c) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, conveyance, transfer or lease and such supplemental indenture comply with this Article 8 and that all conditions precedent herein provided for relating to such transaction have been complied with.

         SECTION 8.02. SUCCESSOR PERSON SUBSTITUTED. Upon any consolidation, amalgamation or merger or any conveyance or transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with
Section 8.01, the Successor Person formed by such consolidation or amalgamation or into which the Company is merged or the Person to which such conveyance or transfer is made shall succeed to and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such Successor Person had been named as the Company herein, and thereafter, the predecessor Person shall be relieved of all obligations and covenants under the Indenture, the Debt Securities and the Coupons, if any.

         SECTION 8.03. ASSUMPTION OF OBLIGATIONS. With respect to the Debt Securities of any series, a wholly-owned subsidiary of the Company organized and validly existing under the laws of its jurisdiction (a "SUCCESSOR ENTITY") may assume the obligations of the Company (or any corporation or Person which shall have previously assumed the obligations of the Company) for the due and punctual payment of the principal of (and premium, if any, on) and interest, if any, including any obligations to pay Additional Amounts, if any, on any series of Debt Securities in accordance with the provisions of such Debt Securities and this Indenture and the performance of every obligation and covenant of this Indenture and such series of Debt Securities on the part of the Company to be performed or observed PROVIDED that:

         (a) the Successor Entity shall expressly assume such obligations by an amendment or supplement to the Indenture, executed by the Company and such Successor Entity, if applicable, and delivered to the Trustee, in form reasonably satisfactory to the Trustee, and the Company shall, by amendment or supplement to the Indenture, unconditionally guarantee all of the obligations (including any obligation to pay Additional Amounts) of such Successor Entity under the Debt Securities of such series and the Indenture as so modified by such amendment or supplement; PROVIDED, however, that any such guarantee relating to Subordinated Debt Securities of any series issued hereunder shall be given on a subordinated basis consistent with Article 12 hereof;

         (b) such Successor Entity shall confirm in such amendment or supplement to the Indenture that such Successor Entity will pay all Additional

Amounts, if any, payable pursuant to any supplemental indenture with respect to any series of Debt Securities and any related Coupons;

         (c) immediately after giving effect to such assumption of obligations, no Event of Default or Default and no event which, after notice or lapse of time or both, would become an Event of Default or Default, shall have occurred and be continuing; and

         (d) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such assumption of obligations complies with this Article 8 and that all conditions precedent herein provided for relating to such assumption have been complied with.

         Upon any such assumption, the Successor Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture or any supplemental indenture with respect to any such Debt Securities with the same effect as if such Successor Entity had been named as the Company in this Indenture, and the Company or any legal and valid successor corporation which shall theretofore have become such in the manner prescribed herein, shall be released from all liability as obligor upon any such Debt Securities and the respective Coupons, if any, except as provided in clause 8.03(a) of this Section.

         In the event of any such assumption or consolidation, amalgamation, merger or other transaction in accordance with Section 8.01 involving a Successor Entity, Additional Amounts, if any, payable pursuant to any supplemental indenture with respect to any series of Debt Securities will be payable in respect of any withholding taxes imposed by a Taxing Jurisdiction of the Successor Entity or Successor Person to such Successor Entity (subject to any exceptions equivalent to those applicable to any obligation to pay Additional Amounts in respect of withholding taxes imposed by such Taxing Jurisdiction); PROVIDED, however, that if the Company makes payment under the guarantee, the Company shall, to the extent permitted by law, be required to pay Additional Amounts related to withholding taxes (subject to the exceptions set forth in any supplemental indenture) imposed by its Taxing Jurisdiction by reason of such payments.

                                   ARTICLE 9

                            SUPPLEMENTAL INDENTURES

         SECTION 9.01. SUPPLEMENTAL INDENTURES WITHOUT CONSENT OF HOLDERS. Without the consent of any Holders, the Company and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

         (a) to evidence the succession of another Person to the Company and the assumption by any such successor of the obligations and covenants of the Company herein and in the Debt Securities and any Coupons, including the issuance of a guarantee in accordance with Article 8 hereof or the release of a guarantee in accordance with its terms; or

         (b) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities (and, if such covenants are to be for the benefit of less than all series of Debt Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company; or

         (c) to add any additional Events of Default or Defaults for the benefit of the Holders of all or any series of Debt Securities (and, if such additional Events of Default or Defaults are to be for the benefit of less than all series of Debt Securities, stating that such additional Events of Default or Defaults are expressly being included solely for the benefit of such series); or

         (d) to add, change or eliminate any of the provisions of this Indenture, or any supplemental indenture, PROVIDED that any such addition, change or elimination shall become effective only when there is no Debt Security Outstanding of any series created prior to the execution of such supplemental indenture effecting such change or elimination which is entitled to the benefit of such provision and is directly and adversely affected by such addition, change or elimination; or

         (e) to secure the Debt Securities; or

         (f) to establish the form or terms of Debt Securities of any series and any Coupons appertaining thereto as permitted by Sections 2.01 and 3.01; or

         (g) to change any Place of Payment, so long as the Place of Payment as required by Section 3.01 is maintained; or

         (h) to cure any ambiguity or to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein or in any supplemental indenture, PROVIDED that such action shall not adversely affect the interests of the Holders of Debt Securities of any series in any material respect; or

         (i) to make any other provisions with respect to matters or questions arising under this Indenture, PROVIDED such action shall not adversely affect the interests of the Holders of Debt Securities of any series in any material respect; or

         (j) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.11(b);

         (k) to change or eliminate any provision of this Indenture as permitted by Section 1.07; or

         (l) to add or change any provision of the Indenture to the extent as shall be necessary to permit or facilitate the issuance of Debt Securities in bearer form, registrable or not registrable as to principal, and with or without interest Coupons or to permit or facilitate the issuance of Debt Securities in uncertificated form.

         SECTION 9.02. SUPPLEMENTAL INDENTURES WITH CONSENT OF HOLDERS. With the consent (including consents obtained in connection with a purchase of, or tender or exchange offer for, Debt Securities) of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such supplemental Indenture (voting as a class), by Act of said Holders delivered to the Company and the Trustee, the Company and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Debt Securities of such series under this Indenture; PROVIDED, however, that no such supplemental indenture may, without the consent of the Holder of each Outstanding Debt Security affected thereby,

         (a) change the Stated Maturity, if any, of any principal amount or any interest amounts in respect of any such Debt Security, or reduce the principal amount thereof or the rate of interest, if any, thereon, or any premium payable upon the redemption thereof, or reduce the amount of principal of a Discount Security that would be due and payable upon an acceleration of the Maturity thereof pursuant to Section 5.02, or change the obligation of the Company (or its successor) to pay Additional Amounts, if any, or Arrears of Interest or Additional Interest, if any, as set forth in any supplemental indenture issued in accordance with Section 3.01 with respect to any series of Debt Securities, or change the currency of payment of the principal amount of, premium, if any, or interest on, any such Debt Security is payable or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption
Date); or

         (b) reduce the percentage in aggregate principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or of certain defaults hereunder and their consequences) provided for in this Indenture; or

         (c) modify any of the provisions of this Section 9.02 or Section 5.14 except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Debt Security affected thereby; PROVIDED, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to "the Trustee" and concomitant changes in this Section, or the deletion of this proviso, in accordance with the requirements of Sections 6.11(b) and 9.01(j);

         (d) change any obligation of the Company to maintain an office or agency in the places and for the purposes specified in Section 10.02; or

         (e) change in any manner adverse to the interests of the Holders of any Subordinated Debt Securities of any series the subordination provisions of the Subordinated Debt Securities of such series or the terms and conditions of the obligations of the Company in respect of the due and punctual payment of any amounts due and payable on such series, including whether Senior Creditors shall be express third party beneficiaries.

         It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

         A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Debt Securities, or which modifies the rights of the Holders of Debt Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Debt Securities of any other series.

         SECTION 9.03. EXECUTION OF SUPPLEMENTAL INDENTURES. In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 6.01) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obliged to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

         SECTION 9.04. EFFECT OF SUPPLEMENTAL INDENTURES. Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Debt Securities theretofore or thereafter authenticated and delivered hereunder and every holder of Coupons, if any, shall be bound thereby, except as otherwise expressed therein.

         SECTION 9.05. CONFORMITY WITH TRUST INDENTURE ACT. Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act as then in effect.

         SECTION 9.06. REFERENCE IN DEBT SECURITIES TO SUPPLEMENTAL INDENTURES. Debt Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Debt Securities of any series so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and such Debt Securities may be authenticated and delivered by the Trustee in exchange for Outstanding Debt Securities of such series.

                                   ARTICLE 10

                                   COVENANTS

         SECTION 10.01. PAYMENT OF PRINCIPAL, PREMIUM, AND INTEREST. The Company covenants and agrees for the benefit of each series of Debt Securities that it will duly and punctually pay the principal of (and premium, if any) and interest, if any, on the Debt Securities of that series in accordance with the terms of the Debt Securities, any Coupons appertaining thereto and this Indenture.

         Any interest on bearer Debt Securities shall be payable only upon presentation and surrender outside the United States of the several Coupons for such interest installments as are evidenced thereby as they severally mature. Any interest on any temporary bearer Debt Securities shall be paid, as to any installment of interest evidenced by a Coupon attached thereto, if any, only upon presentation and surrender outside the United States of such Coupon, and, as to the other installments of interest, if any, only upon presentation outside the United States of such Debt Securities for notation thereon of the payment of such interest. Any interest on registered Debt Securities shall be payable only to or upon the written order of the Holders thereof.

         SECTION 10.02. MAINTENANCE OF OFFICE OR AGENCY. The Company will maintain in each Place of Payment for any series of Debt Securities an office or agency where Debt Securities of that series and any Coupons appertaining thereto may be presented or surrendered for payment, where Debt Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Debt Securities of that series and any Coupons appertaining thereto and this Indenture may be served; PROVIDED, however, that at the option of the Company in the case of registered Debt Securities of such series, payment of any interest thereon may be made by check mailed to the address of the Person entitled herein as such address shall appear in the Debt Security Register, unless such person requests payment by wire transfer pursuant to Section 3.07(a). With respect to the Debt Securities of any series, such office or agency in each Place of Payment shall be specified as contemplated by Section 3.01, and if not so specified, initially shall be the Corporate Trust Office of the Trustee. Unless otherwise specified pursuant to Section 3.01, the Company will maintain in the Borough of Manhattan, The City of New York, an office or agency where notices and demands to or upon the Company in respect of Debt Securities of any series and any Coupons appertaining thereto and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands (except presentations or surrenders of bearer Debt Securities or Coupons for payment) may be made or served at the Corporate Trust Office of the Trustee. The Company hereby appoints the Trustee as its agent to receive all presentations, surrenders, notices and demands.

         The Company may also from time to time designate one or more other offices or agencies (in or outside the Borough of Manhattan, The City of New
York) where the Debt Securities of one or more series and any Coupons appertaining thereto may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; PROVIDED, however, that no such designation or rescission shall in any manner relieve the Company of any obligation to maintain an office or agency in each Place of Payment (except as otherwise indicated in this Section) for Debt Securities of any series and any Coupons appertaining thereto for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

         SECTION 10.03. MONEY FOR PAYMENTS TO BE HELD IN TRUST. If the Company shall at any time act as Paying Agent with respect to the Debt Securities of any series and any Coupons appertaining thereto, it will, to the extent permitted by applicable law, on or before each due date for payment of the principal of (and premium, if any) or interest, if any, on any of the Debt Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal (and premium, if any) or interest, if any, so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its failure so to act.

         Whenever the Company shall have one or more Paying Agents for any series of Debt Securities, it will, prior to each due date for payment of the principal of (and premium, if any) or interest, if any, on any Debt Securities of that series, deposit with a Paying Agent a sum sufficient to pay the principal (and premium, if any) or interest, if any, so becoming due, such sum, to the extent permitted by applicable law, to be held in trust for the benefit of the Persons entitled to such principal, premium or interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or its failure so to act. The Company will cause each Paying Agent for any series of Debt Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

         (a) comply with the provisions of the Trust Indenture Act applicable to it as a Paying Agent and, to the extent permitted by applicable law, hold all sums held by it for the payment of the principal of (and premium, if any) or interest, if any, on Debt Securities of that series in trust for the benefit of the Persons entitled

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thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

         (b) give the Trustee timely notice of any default by the Company (or any other obligor upon the Debt Securities of that series) in the making of any payment, when due and payable, or principal of (and premium, if any) or interest, if any, on Debt Securities of that series; and

         (c) at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

         The Company may at the time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee such Paying Agent shall be released from all further liability with respect to such money.

         Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of (and premium, if any) or interest, if any, on any Debt Security of any series and remaining unclaimed by the Persons entitled thereto after the expiration of the applicable statute of limitations following the date of Maturity of the Debt Securities of such series, the relevant Interest Payment Date or the date fixed for the redemption of such Debt Securities of such series shall be paid to the Company on demand, or (if then held by the Company) shall be discharged from such trust; and the Holder or the beneficial owners or holders of any such Debt Security and the holder of any Coupon appertaining thereto shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof (and, in the case of bearer Debt Securities or Coupons, such payments shall be made only outside the United States), and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; PROVIDED, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published at least once, in an Authorized Newspaper, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be paid to the Company.

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         SECTION 10.04. CORPORATE EXISTENCE. Subject to Article Eight, the
Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.

         SECTION 10.05. STATEMENT AS TO COMPLIANCE. The Company will deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate in compliance with Section 314(a)(4) of the Trust Indenture Act.

         SECTION 10.06. ORIGINAL ISSUE DISCOUNT. The Company shall provide to the Trustee on a timely basis such information, if any, as the Trustee requires to enable the Trustee to prepare and file any form required to be submitted by the Company with the Internal Revenue Service and the Holders of the Debt Securities relating to any original issue discount, including, without limitation, Form 1099-OID or any successor form.

         SECTION 10.07. STATEMENT BY OFFICERS AS TO DEFAULT. The Company shall deliver to the Trustee, as soon as possible and in any event within ten days after the Company becomes aware of the occurrence of any Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default or a Default, an Officer's Certificate setting forth the details of such Event of Default or Default and the action which the Company proposes to take with respect thereto.

                                   ARTICLE 11

                         REDEMPTION OF DEBT SECURITIES

         SECTION 11.01. APPLICABILITY OF ARTICLE. Debt Securities of any series shall be redeemable in accordance with their terms and (except as otherwise specified pursuant to Section 3.01 for Debt Securities of any series) in accordance with this Article.

         SECTION 11.02. ELECTION TO REDEEM; NOTICE TO TRUSTEE. The election of the Company to redeem any Debt Securities shall be evidenced by an Officer's Certificate. The Company shall, not more than 60 days nor less than 30 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date, of the principal amount of Debt Securities of such series to be redeemed and, if applicable, the tenor of the Debt Securities to be redeemed. In the case of any redemption of Debt Securities of any series prior to the expiration of any provision restricting such redemption provided in the terms of such Debt Securities or elsewhere in this Indenture, the Company shall furnish the Trustee

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with an Officer's Certificate evidencing compliance with or waiver of such provision.

         SECTION 11.03. SELECTION BY TRUSTEE OF DEBT SECURITIES TO BE REDEEMED. If less than all the Debt Securities of any series are to be redeemed, the particular Debt Securities to be redeemed shall be selected not more than 60 days nor less than 30 days prior to the Redemption Date by the Trustee, from the Outstanding Debt Securities of such series not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to the minimum authorized denomination for registered Debt Securities of that series or any multiple thereof) of the principal amount of Debt Securities of such series of a denomination larger than the minimum authorized denomination for Debt Securities of that series.

         The Trustee shall promptly notify the Company in writing of the Debt Securities selected for redemption and, in the case of any Debt Securities selected for partial redemption, the principal amount thereof to be redeemed.

         For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Debt Securities shall relate in the case of any Debt Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such registered Debt Security which has been or is to be redeemed.

         SECTION 11.04. NOTICE OF REDEMPTION. Notice of redemption shall be given not less than 30 nor more than 60 days prior to the Redemption Date to each Holder of Debt Securities to be redeemed in the manner and to the extent provided in Section 1.06.

         All notices of redemption shall state:

         (a) the Redemption Date,

         (b) the Redemption Price,

         (c) if less than all the Outstanding Debt Securities of any series are to be redeemed, the identification (and, in the case of partial redemption, the principal amount) of the Debt Securities to be redeemed or the manner in which such Debt Securities will be identified,

         (d) that on the Redemption Date the Redemption Price will become due and payable upon each such Debt Security to be redeemed and, if applicable, that interest thereon will cease to accrue on or after the said date,

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         (e) the place or places where such Debt Securities are to be surrendered for payment of the Redemption Price (which, in the case of bearer Debt Securities and Coupons, shall be outside the United States), and that, unless otherwise specified in such notice, bearer Debt Securities in definitive form (if any) surrendered for payment must be accompanied by all Coupons maturing subsequent to the Redemption Date, failing which the amount of any such missing Coupon or Coupons will be deducted from the sum due for payment, and

         (f) the CUSIP, Common Code and/or ISIN number or numbers, if any, with respect to such Debt Securities.

         Notice of redemption of Debt Securities to be redeemed at the selection of the Company shall be given by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. In the event that the Company elects to have notice of redemption given by the Trustee, it shall deliver such notice to the Trustee at least fifteen (15) days prior to the date on which such notice is to be given (unless a shorter period shall be acceptable to the Trustee).

         SECTION 11.05. DEPOSIT OF REDEMPTION PRICE. On or prior to any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as Paying Agent, segregate and hold in trust as provided in Section 10.03) an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued but unpaid interest on, all the Debt Securities which are to be redeemed on that date.

         SECTION 11.06. DEBT SECURITIES PAYABLE ON REDEMPTION DATE. Notice of redemption having been given as aforesaid, the Debt Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest, if any) such Debt Securities shall cease to accrue interest. Upon surrender of any such Debt Security for redemption in accordance with said notice, such Debt Security shall be paid by the Company at the Redemption Price, together with accrued but unpaid interest, if any, to the Redemption Date; PROVIDED, however, that with respect to any Debt Securities in registered form, unless otherwise specified as contemplated by Section 3.01, a payment of interest which is payable on an Interest Payment Date which is on or before the Redemption Date, shall be payable to the Holders of such Debt Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Regular Record Date according to the terms of the Debt Securities and the provisions of
Section 3.07.

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

         If any Debt Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium shall, until paid, bear interest from and after the Redemption Date in accordance with the terms of such Debt Security and the provisions of Section 3.07.

         SECTION 11.07. DEBT SECURITIES REDEEMED IN PART. Any Debt Security which is to be redeemed only in part shall be surrendered at a Place of Payment therefor (with, only in the case of Debt Securities in registered form, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Debt Security without service charge, a new Debt Security or Debt Securities of the same series of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Debt Security so surrendered.

                                   ARTICLE 12

                 SUBORDINATION OF SUBORDINATED DEBT SECURITIES

         SECTION 12.01. SUBORDINATED DEBT SECURITIES SUBORDINATE TO CLAIMS OF SENIOR CREDITORS. (a) Unless otherwise provided for in a supplemental indenture with respect to any series of Debt Securities, (i) The claims of the Holders of the dated Subordinated Debt Securities of each series and the holders of any Coupons relating thereto (to the extent such Coupons rank equally with the underlying Subordinated Debt Security) against the Company in respect of the principal of, premium, if any, interest if any, on the dated Subordinated Debt Securities of such series will, subject to applicable law, in the event a court of competent jurisdiction makes an order which is not successfully appealed within 30 days of the making of such order, or the shareholders of the Company validly adopt a resolution, for the winding-up of the Company (voluntary or judicial liquidation (LIQUIDATION AMIABLE or LIQUIDATION JUDICIAIRE)), other than under or in connection with a scheme of amalgamation or reconstruction not involving a bankruptcy or insolvency or, following an order of REDRESSEMENT JUDICIAIRE, the sale of the entire business (CESSION TOTALE DE L'ENTREPRISE), be subordinated, and subject in right of payment, to the prior payment in full of all Senior Creditors (including Senior Creditors whose claims arise in the context of the liquidation). The claims of the Holders of the undated Subordinated Debt Securities of each series and the holders of any Coupons relating thereto (to the extent such Coupons rank equally with the underlying Subordinated Debt Security) against the Company in respect of the principal of, premium, if any, interest if any, on the undated Subordinated


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

Debt Securities of such series will, subject to applicable law, in the event a court of competent jurisdiction makes an order which is not successfully appealed within 30 days of the making of such order, or the shareholders of the Company validly adopt a resolution, for the winding-up of the Company (voluntary or judicial liquidation (LIQUIDATION AMIABLE or LIQUIDATION JUDICIAIRE)), other than under or in connection with a scheme of amalgamation or reconstruction not involving a bankruptcy or insolvency or, following an order of REDRESSEMENT JUDICIAIRE, the sale of the entire business (CESSION TOTALE DE L'ENTREPRISE), be subordinated, and subject in right of payment, to the prior payment in full of all Senior Creditors and Holders of dated Subordinated Securities (including Senior Creditors and Holders of dated Subordinated Securities whose claims arise in the context of the liquidation). In any case, the dated and undated Subordinated Debt Securities will be paid prior to any payment of sums due to holders of PRETS PARTICIPATIFS granted to the Company or TITRES PARTICIPATIFS issued by the Company. Except where all sums payable by the Company or such other relevant Person in accordance with applicable liquidation or insolvency laws in respect of all claims of Senior Creditors are paid in full or full provision therefor has been made (in such circumstances such amounts which are permitted to be proved are referred to as the "PERMITTED PAYMENTS"), no payments shall be paid to Holders of the Subordinated Debt Securities. Without prejudice to the foregoing, if the Trustee receives amounts which are not Permitted Payments in relation to the Subordinated Debt Securities in the liquidation of the Company such amounts will be held on trust for distribution in satisfaction of all claims of Senior Creditors and only thereafter in or towards payment of the amounts due under the Subordinated Debt Securities or any Coupons relating thereto (to the extent such Coupons rank equally with the underlying Subordinated Debt Securities) and any other claims with which the Subordinated Debt Securities rank PARI PASSU.

         (ii) Any payment postponed under this Section 12.01(a) but ultimately paid to the Trustee and constituting a Permitted Payment shall be applied in respect of the entitlements of the Holders of Subordinated Debt Securities or, as the case may be, the relative holders of any Coupons PARI PASSU and rateably in accordance with the provisions of Section 5.07 of this Indenture.

         (iii) For the purpose of establishing whether an amount is a Permitted Payment, the Trustee shall be entitled and is hereby authorized by the Company to call for (and shall be entitled to accept as conclusive evidence thereof) a certificate from the liquidator or other representative of the Company as to:

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              (A) the amount of the claims of the Senior Creditors and as to whether they shall or shall not have been fully satisfied or otherwise fully provided for;

              (B) the identity of the Senior Creditors and their respective entitlements;

              (C) the amount of the claims with which the Subordinated Debt Securities rank PARI PASSU (the "PARI PASSU CLAIMS") and whether they shall or shall not have been fully satisfied or otherwise fully provided for or paid out on an equivalent rateable basis to the subject payment out to the Trustee; and

              (D) the identity of the holders of the Pari Passu Claims and their respective entitlements.

         (b) The provisions of this Section shall not be applicable to any amounts of principal, premium, if any, interest, if any, in respect of any of the Subordinated Debt Securities of any series for the payment of which funds have been deposited in trust with the Trustee or any Paying Agent or have been set aside by the Company or such other relevant Person in accordance with applicable liquidation or insolvency laws in trust in accordance with the provisions of this Indenture; PROVIDED, however, that at the time of such deposit or setting aside, and immediately thereafter, the foregoing provisions of this Section are complied with.

         In the event of incomplete payment of Senior Creditors, the obligations of the Company under the Subordinated Debt Securities will become null and void.

         SECTION 12.02. PROVISIONS SOLELY TO DEFINE RELATIVE RIGHTS. The provisions of this Article Twelve are and are intended solely for the purpose of defining the relative rights of the Holders of the Subordinated Debt Securities of each series and the holders of the Coupons appertaining thereto, if any, on the one hand and the Senior Creditors on the other hand. Nothing contained in this Article or elsewhere in this Indenture or in such Subordinated Debt Securities is intended to or shall (a) impair, as among the Company and the Holders of the Subordinated Debt Securities and any Coupons, the obligation of the Company, which is absolute and unconditional, to pay to the holders of such claims the principal of, premium, if any, and interest, if any, on such Subordinated Debt Securities as and when the same shall become due and payable in accordance with their terms and this Indenture; or (b) affect the relative rights against the Company of the Holders of such Subordinated Debt Securities and of such Coupons; or (c) prevent the Trustee or the Holder of any Subordinated Debt Securities of the

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

series or the holder of any such Coupon from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article of the Senior Creditors to receive cash, property or securities otherwise payable or deliverable to the Trustee or such Holder or holder.

         SECTION 12.03. TRUSTEE TO EFFECTUATE SUBORDINATION. Each Holder of a Subordinated Debt Security and each holder of any Coupon by his acceptance thereof authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination of the Subordinated Debt Securities provided in this Article Twelve and appoints the Trustee his attorney-in-fact for any and all such purposes.

         SECTION 12.04. NO WAIVER OF SUBORDINATION PROVISIONS. No right of any present or future Senior Creditors to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such Senior Creditor or by any noncompliance by the Company with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof any such Senior Creditor may have or be otherwise charged with.

         SECTION 12.05. NOTICE TO TRUSTEE. The Company shall give prompt written notice to the Trustee of any fact known to the Company which would prohibit the making of any payment when due to or by the Trustee in respect of the Subordinated Debt Securities of a series. Notwithstanding the provisions of this Article or any other provisions of this Indenture but subject to the provisions of Section 12.01, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment when due to or by the Trustee in respect of such Subordinated Debt Securities unless and until a Responsible Officer of the Trustee shall have received written notice thereof from the Company or a Senior Creditor or from any trustee therefor; and, prior to the receipt of any such written notice by a Responsible Officer of the Trustee, the Trustee, subject to the provisions of Section 6.01, shall be entitled in all respects to assume that no such facts exist; PROVIDED, however, that if the Trustee shall not have received the notice provided for in this Section at least three Business Days prior to the date upon which by the terms hereof any money may become payable for any purpose (including, without limitation, the payment of the principal of and any premium and interest, if any, on any Subordinated Debt Security), then, subject to the provisions of
Section 12.01, the Trustee shall have full power and authority to receive such money and to apply the same to the purpose for which such money was received and shall not be affected by any notice to the contrary which may be received by it within three Business Days prior to such date.

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

         Subject to the provisions of Section 6.01, the Trustee shall be entitled to conclusively rely on the delivery to it of a written notice by a Person representing himself to be a Senior Creditor or a trustee therefor, to establish that such notice has been given by a Senior Creditor, or a trustee therefor. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a Senior Creditor to participate in any payment or distribution pursuant to this Article, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of claims held by such Person, and if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment.

         SECTION 12.06. RELIANCE ON JUDICIAL ORDER OR CERTIFICATE OF LIQUIDATING AGENT. Upon any payment or distribution of assets of the Company referred to in this Article, the Trustee, subject to the provisions of Section 6.01, the Holders of the Subordinated Debt Securities of the series and the holders of any Coupons appertaining thereto shall be entitled to rely upon (a) any order or decree entered by any court in France (or in the jurisdiction of a Successor Entity or Successor Person) in which such winding-up of the Company or similar case or proceeding, including a proceeding for the suspension of payments under French law, is pending, or (b) a certificate of the liquidator of the Company (the "LIQUIDATOR"), assignee for the benefit of creditors, agent or other person making such payment or distribution, delivered to the Trustee, the Holders of such Subordinated Debt Securities or holders of any Coupons, for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the Senior Creditors and other claims against the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article.

         SECTION 12.07. TRUSTEE NOT FIDUCIARY FOR SENIOR CREDITORS. The Trustee shall not be deemed to owe any fiduciary duty to the Senior Creditors and shall not be liable to any such holders if it shall in good faith mistakenly pay over or distribute to Holders of Subordinated Debt Securities of the series or holders of Coupons appertaining thereto or to the Company or to any other Person cash, property or securities to which any Senior Creditors shall be entitled by virtue of this Article or otherwise.

         SECTION 12.08. RIGHTS OF TRUSTEE AS SENIOR CREDITOR; PRESERVATION OF TRUSTEE'S RIGHTS. The Trustee in its individual capacity shall be entitled to all the rights set forth in this Article with respect to any claims of Senior Creditors which may at any time be held by it, to the same extent as any other Senior Creditor, and nothing in this Indenture shall deprive the Trustee of any of its rights as such holder.

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         Nothing in this Article shall apply to claims of, or payments to, the
Trustee under or pursuant to Section 6.07.

         SECTION 12.09. ARTICLE APPLICABLE TO PAYING AGENTS. At all times when a Paying Agent other than the Trustee shall have been appointed by the Company and be then acting hereunder, the term "Trustee" as used in this Article shall in such case (unless the context otherwise requires) be construed as extending to and including such Paying Agent within its meaning as fully for all intents and purposes as if such Paying Agent were named in this Article in addition to or in place of the Trustee; PROVIDED, however, that Section 12.08 shall not apply to the Company or any Affiliate of the Company if it or such Affiliate acts as Paying Agent.

         SECTION 12.10. RIGHTS OF THE COMPANY. Nothing contained in this Indenture shall in any way restrict the right of the Company to issue or guarantee obligations ranking in priority to or PARI PASSU with or junior to the obligations of the Company in respect of the Debt Securities and if in the opinion of the Company any modification to the provisions of this Article to permit such ranking is necessary or expedient the Trustee is hereby authorized to enter into a supplemental indenture effecting such modification in accordance with the provisions of Article 9.

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         This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

         IN WITNESS WHEREOF, the Company and the Trustee have caused this Indenture to be duly executed, all as of the day and year first above written.


                                       AXA



                                       By: /s/ Gerard de la Martiniere
                                           ---------------------------------
                                       Name: Gerard de la Martiniere
                                       Title: Member of the Management Board


                                       THE BANK OF NEW YORK


                                       By: /s/ Kate Russell
                                           ---------------------------------
                                           Name: Kate Russell
                                           Title: AVP


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